Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Compton reports 2006 year end results

    CALGARY, March 26 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE
- CMZ) is pleased to report its financial and operating results for the year and quarter ended December 31, 2006.

    <<
    2006 HIGHLIGHTS

      -  Reserve additions                     42.2 million boe
                                               (net of production),
                                               20% increase

      -  Reserve value                         $3.3 billion, 8% DCF

      -  FD&A costs, $/boe
           Excluding change in future capital  $8.84 proved plus probable
                                               $14.36 proved
           Including change in future capital  $13.56 proved plus probable
                                               $18.45 proved

      -  2006 Average Production (boe/d)       33,187 - 13% increase

      -  Production replacement                4.5 times

      -  Cash flow                             $256 million, $1.92/share F.D.
    >>

    Strong Reserve and Production Growth

    Total proved plus probable reserves rose 20% from the prior year to
249 million boe and were valued at $3.3 billion, 8% DCF. Total proved reserves at year end were 147 million boe, an increase of 17% from 2005. Proved producing reserves comprise 67% of total proved reserves. Total proved reserves account for 59% of the proved plus probable reserves.
    Our 2006 production grew 13% to average 33,187 boe/day versus 29,424 boe/day in 2005. Ernie Sapieha, President and CEO, commented that "Compton's increase in low cost reserves and production growth are largely as a result of our continued successful drilling program and capital investment in facilities and infrastructure expansion. Our ten year compound annual growth rate on reserves is 35%, and we have never had any material revisions to our reserve reports."

    Drilling Results

    During 2006 Compton achieved reserve additions of 54.3 MMboe, before production, of reserve additions, primarily through the drill bit, at highly competitive finding and development costs. We successfully completed our 342 well drilling program, with a 94% success rate. We replaced 448% of our 2006 production at an all-in Finding, Development, and Acquisition cost ("FD&A") of
$8.84/boe, excluding the change in future capital, or $13.56/boe, including change in future capital.
    Of the 342 wells drilled in 2006, 86% were classified as development wells and 14% were classified as exploratory wells, compared to 80% and 20%
respectively in 2005. The higher percentage of development wells in the current year reflects the increasing success of our oil and gas plays.

    Revenue and Cash Flow

    Although Compton experienced significant production gains, both revenue and cash flow declined by 4% and 8%, respectively, due to lower commodity prices, particularly natural gas. The negative effect of lower commodity prices on cash flow was reduced by realized gains of $36 million from risk management activities.

    Property Dispositions

    In December 2006, Compton entered into agreements for the sale of two minor non-core properties that generated net proceeds of $45.9 million, all of which were received in the first quarter of 2007. The effective dates of these sales were as of the year end, and accordingly, these properties are excluded from our December 31, 2006 reserve evaluation and report. Canadian GAAP requires we recognize the sales as at their closing dates in 2007 and
Compton's 2006 financial results do not include these transactions. The following Financial Summary and The Liquidity and Capital Resources section of this Release reflect the pro forma effect of the receipt of the proceeds of
$45.9 million as at December 31, 2006 consistent with the presentation of reserve information.
    Additionally, the Company is pursuing the monetization of $25 million of production facilities that is expected to close in April 2007.

    <<
    FINANCIAL SUMMARY

    -------------------------------------------------------------------------
                     Three Months Ended Dec. 31       Year Ended Dec. 31
    ($000s, except
     per share
     amounts)         2006      2005   % Change    2006      2005   % Change
    -------------------------------------------------------------------------
    Gross revenue   $127,902  $184,428    -31%   $533,656  $557,879     -4%

    Cash flow(1)    $ 55,263  $ 89,640    -38%   $256,305  $278,112     -8%
    Per share
      - basic       $   0.43  $   0.71    -39%   $   2.01  $   2.21     -9%
      - diluted     $   0.42  $   0.67    -37%   $   1.92  $   2.11     -9%

    Net earnings    ($10,037) $ 38,106   -126%   $127,426  $ 81,326     57%
    Per share
      - basic       ($  0.08) $   0.30   -127%   $   1.00  $   0.65     54%
      - diluted     ($  0.08) $   0.29   -128%   $   0.95  $   0.62     53%

    Operating
     earnings       $ 11,822  $ 33,413    -65%   $ 65,168  $ 93,664    -30%

    Capital
     expenditures                                $525,874  $513,536      2%
    Corporate debt                               $875,548  $597,656     46%
    Pro forma Corporate
     debt, after
     dispositions(2)                             $829,679

    Shareholders'
     equity                                      $734,124  $596,336     23%

    Weighted
     averages
     shares (000s)
      - basic                                     127,820   125,627
      - diluted                                   133,626   131,667
    -------------------------------------------------------------------------
    (1) The term "cash flow" should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the
        Company's financial performance. Compton's determination of cash flow may not be comparable to that reported by other companies. The other items required to arrive at cash flow from operating activities are considered to be corporate charges.

    (2) See Property Disposition discussion above.

    OPERATING SUMMARY

    -------------------------------------------------------------------------

                    Three Months Ended Dec. 31       Year Ended Dec. 31
    (6:1 boe
     conversion)      2006      2005   % Change    2006      2005   % Change
    -------------------------------------------------------------------------

    Average daily
     production
      Natural gas
       (MMcf/d)          148       133     11%        142       131      8%
      Liquids (light
       oil & ngls)
       (bbls/d)        8,600     8,879     -3%      9,516     7,646     24%
      Total oil
       equivalent
       (boe/d)        33,245    31,042      7%     33,187    29,424     13%

    Average realized
     prices
      Natural gas
       ($/Mcf)      $   6.52  $  11.20    -42%   $   6.37  $   8.42    -24%
      Liquids
       ($/bbl)      $  49.46  $  57.99    -15%   $  58.53  $  56.04      4%
      Total oil
       equivalent
       ($/boe)      $  41.82  $  64.58    -35%   $  44.05  $  51.95    -15%

    Field operating
     netback
     ($/boe)        $  27.03  $  38.88    -30%   $  28.16  $  31.46    -10%
    Cash flow
     netback
     ($/boe)        $  19.38  $  31.46    -38%   $  21.52  $  25.76    -16%

    Undeveloped land
      Gross acres                                 980,179   971,317      1%
      Net acres                                   798,192   738,954      8%
      Average working
       interest                                       81%       76%      7%

    Reserves (Mboe)
      Proved oil
       equivalent                                 147,218   125,960     17%
      Proved plus
       probable oil
       equivalent                                 248,755   206,671     20%
      Proved plus
       probable gas
       equivalent, Tcfe                             1.492     1.240

    Proved reserve
     life index
     (years)                                           12        12
    -------------------------------------------------------------------------
    >>

    OPERATIONS

    PROPERTY REVIEW

    Compton engages in oil and gas exploration and development in the Western
Canada Sedimentary Basin of Alberta, Canada. Our focus is on the Deep Basin portion of the Sedimentary Basin, which extends from Northwest Alberta and
British Columbia to the United States border. In this large geographical region, we pursue two types of resource plays. A shallow gas resource play, targeting the Plains Belly River and overlying Edmonton Horseshoe Canyon zones, and the three deep gas resource plays that include the Basal Quartz sands at Hooker, the stacked, thrusted Foothills Upper Cretaceous Belly River play at Callum in the south, and the Gething/Rock Creek sands at Niton in central Alberta. Compton's third core area, located in the Peace River Arch, is comprised of two conventional oil properties at Worsley and Cecil.

    SHALLOW GAS

    The Plains Belly River and overlying Edmonton Horseshoe Canyon shallow gas zones cover more than 1,000 sections of Compton held land in southern
Alberta. The entire 800 metre gas-charged section is comprised of multiple
Belly River sands, silts, shales, and coals, overlain by the
Edmonton/Horseshoe Canyon Coals that similarly include sands, silts, and shales. In 2006 we drilled 183 wells through the Edmonton Horseshoe Canyon
Group targeting the Belly River section, for a total of 550 wells drilled as of year end. This allows for numerous recompletion and commingling opportunities. Going forward, we will focus on downspacing, development drilling, and recompletions in order to establish a resource manufacturing and processing model designed to maximize production. Three key elements - one industry driven, the others Compton driven - have recently come together to make this model possible.

    <<
    1.  In July 2006, the Alberta Energy and Utilities Board ("EUB")
        announced a downspacing initiative for zones above the Mannville, including the Plains Belly River, that is intended to see standard well spacing increase from one to four wells per section. Reduced spacing is critical in the development of our unconventional reservoirs that require greater well density for more efficient resource development and recognition. With our current land holdings, this new regulation adds over 4,000 locations to our drilling inventory. Additional to downspacing, we now have the ability to maximize production through commingling Belly River with the Edmonton Horseshoe Canyon zones. The EUB released a directive for commingling on October 31, 2006 that allows for concurrent production of Belly River and Edmonton/Horseshoe Canyon Coals as a single procedure, following minimal application.

    2.  We are in a unique position of having a large 3D seismic data base, totaling 2,140 km(2) (826 mi(2)) as at December 31, 2006, with an additional 427 km(2)(165 mi(2)) as of the first quarter of 2007. The use of 3D seismic is key in positioning downspace well locations that maximize production and reduce capital requirements.

    3.  In recent years, we have focused efforts on establishing and expanding infrastructure and facilities in our core areas. We currently have 466 km of low pressure pipelines. Years in the making, this intricate system of compressors and low pressure pipeline gathering systems covers a large portion of our existing land base.
    >>

    2006 saw Compton take advantage of new EUB downspacing and commingling initiatives to successfully test our seismic modeling and complete infrastructure development. In 2006 we drilled 25 sections to as many as four wells per section. Preliminary results on the second to fourth wells in each section have generally exceeded the first drill in the section. As a result, we will ramp up our Belly River/Edmonton drilling program in 2007 to grow production from these zones. Late in the fourth quarter of 2006, we tied in
21 Belly River/Coalbed Methane wells. An additional 21 wells are projected to be tied in during the first and second quarters of 2007.
    In 2006, we expanded our southern Alberta shallow gas compression capability to 105 mmcf/d.
    In 2007, we have budgeted 215 shallow gas wells targeting the Plains
Belly River/Edmonton group. In select areas, drilling is planned in groups of
20 to 40 wells to capitalize on downspacing and associated cost efficiencies.
As well, we have 69 hybrid coal bed methane and sand gas wells. Low pressure gathering and compression facilities are largely in place in the area to assist in reducing on-stream times. It is our intent that production from these multi-zone wells will be commingled for optimal production results.
Going forward, in 2008 and beyond, we plan to accelerate drilling and associated production through large well counts plus tie-ins to existing facilities. A 4,000 well drilling inventory makes this possible.

    DEEP GAS

    Compton has three deep gas resource plays: the Basal Quartz sands at
Hooker, the stacked, thrusted, Belly River play at Callum in southern Alberta, and the Gething/Rock Creek sands at Niton in central Alberta.

    Hooker

    Discovered by Compton in 1999, the Basal Quartz sandstone pool at Hooker is the southern Alberta extension of the Lower Cretaceous Deep Basin gas trend. This play covers an extensive area of approximately 124,800 net acres, with our working interest averaging 85%. Current production extends over five townships, and in 2006, we drilled 18 wells at Hooker, testing the aerial extent of the play. The edges of the Hooker pool have yet to be defined.
    In 2006, the total Hooker infrastructure system was expanded to 65 mmcf/d.
    The key to maximizing production at Hooker, or any Deep Basin play, is downspacing. Currently, Compton's drilling is approved for two wells per section, although the majority of the 120 gas wells drilled to date in this area are on single section spacing. Our engineering and geological models indicate that a minimum four wells per section is required for optimal production here. As such, we have made an application to the EUB to reduce space one section in the pool to four wells per section on a pilot basis, with two other sections pending. We will be drilling approximately 20 Basal Quartz wells during 2007. The majority of these wells are infill locations planned for the second half of 2007, once downspacing is approved.

    Callum

    Our Callum property consists of a series of overpressured, thrusted, low permeability Belly River sands in the foothills of southern Alberta. With the acquisition of our partner's interest in 2006, we now hold a 100% interest in
70,400 acres (110 sections) of land on trend. A total of 13 exploratory wells have been drilled over the life of the play. Based on our initial detailed geological, geophysical, and engineering analysis of seismic, cores, well logs, and test and production data, Callum appears to exhibit many similarities to the deep unconventional gas pools of the Rocky Mountain region of the United States.
    In 2006, we drilled five exploratory wells, all of which encountered multiple sands. The wells were cased and extensively cored. The two most recent wells, drilled during the third quarter of 2006, are two and 15 miles south of current production, respectively, and following laboratory analysis of the cores, these wells will be appropriately completed.
    Compton is conducting environmental studies on four additional pads prior to submitting the required license applications. We are working with all stakeholders in the area to proceed in an environmentally responsible manner and we remain committed to minimizing the impact of our activities. To this end, drilling in this area is based on one drill pad per section.
    In 2007, we plan to drill two exploratory wells at Callum. We remain confident in pursuing this challenging and technically complex play. Our activities in the area will increase once regulatory well licensing issues are resolved.

    Niton

    The Niton area in central Alberta, 150 miles west of Edmonton, is in the
Alberta Deep Basin. Our main targets are the Jurassic Rock Creek and
Cretaceous Gething, analogous to the Hooker pool in southern Alberta.
Proprietary exploration, development, and operations knowledge gained in southern Alberta has resulted in accelerated growth of this core area. We have assembled 156,800 (128,000 net) acres of land in this multi-target area. In
2006, 31 wells were drilled with results exceeding expectations.
    Compton undertook a major facility project at Niton during 2006. At our
McLeod River 7-34-54-14W5 gas plant all major equipment was purchased in 2006 to prepare for a March 31, 2007 completed gas plant expansion from 18 to 23 mmscf/d processing capacity.
    In 2007, we plan to drill 39 wells in this area.

    Worsley/Cecil

    Located in the Peace River Arch, the Worsley and Cecil properties produce from the Triassic Charlie Lake Formation, a layered sandy Carbonate. These two properties comprise the majority of Compton's conventional oil production.
    For 2006 the Worsley pool was the focus of the Company's operations in this area. We drilled 27 Charlie Lake oil wells in 2006, for a total of
118 vertical and 12 horizontal wells in the area.
    The horizontal drilling program at Worsley has produced very positive results. One horizontal well replaces three vertical wells, at a cost saving of $1.2 million. Horizontal wells allow successful drilling and production in oil bearing rock layers where underlying water is recognized.
    In 2005, the Company initiated a waterflood program in this area that is projected to increase the ultimate recovery factor for the pool to 25% from
15% on primary depletion. A total of eight wells have been converted to injectors.
    The Worsley gas plant was successfully expanded with the installation of a 15 mmcf/d amine unit in the first quarter of 2007. The plant is now capable of processing 13 mmcf/d.
    2007 will focus on horizontal drilling and definition of pool boundaries.

    OPERATING RESULTS

    UNDEVELOPED LAND

    In 2006, we continued to maintain a dominant land position in our core areas. The Company's total net land inventory increased 12% in 2006, with acquisitions occurring primarily in the southern and central Alberta core areas. Net undeveloped land increased 8% from the prior year. For 2006 we had an 81% average working interest in our undeveloped land base, as opposed to
76% in 2005, reflecting Compton's strategy to establish high ownership levels and control of operations.

    <<
    Land Summary

    -------------------------------------------------------------------------
                                     Undeveloped Acres           Total Acres
    Area                              Gross        Net      Gross        Net
    -------------------------------------------------------------------------

    Southern Alberta                495,854    473,444    907,134    822,966
    Central Alberta                 284,603    206,617    581,016    340,254
    Peace River Arch                102,400     71,775    196,960    119,188
    Northern Alberta                 41,888     15,572     68,769     23,207
    Other                            55,434     30,784     84,984     33,866
    -------------------------------------------------------------------------
    December 31, 2006 total         980,179    798,192  1,838,863  1,339,481
    -------------------------------------------------------------------------

    December 31, 2005 total         971,317    738,954  1,709,982  1,195,792
    -------------------------------------------------------------------------
    >>

    During 2007, we plan to continue to invest in the future and expand in our core areas. Our 2007 budget includes $39 million directed towards land acquisitions and seismic surveys in our major operating areas.

    DRILLING ACTIVITY

    We drilled 342 gross (274 net) wells in 2006 with a 94% success rate, compared with 392 gross (334 net) wells drilled in 2005.
    Of the 342 wells drilled in 2006, 84% were classified as development wells and 16% were classified as exploratory wells, compared to 80% and 20%
respectively in 2005. The higher percentage of development wells in the current year reflects the increasing maturity of our oil and gas plays.

    <<
    Drilling Summary

    -------------------------------------------------------------------------
                             Natural
    Years ended December 31,     Gas     Oil     D&A   Total     Net Success
    -------------------------------------------------------------------------

    Southern Alberta             184       1       4     189     167     98%
    Central Alberta               56       9       5      70      47     93%
    Peace River Arch              11      46      11      68      46     84%
    -------------------------------------------------------------------------
                                 251      56      20     327     260     94%
    Standing, cased wells                                 15      14
    -------------------------------------------------------------------------
    2006 Total                                           342     274
    -------------------------------------------------------------------------

    2005 Total                   261     114      17     392     334
    -------------------------------------------------------------------------
    >>

    RESERVES

    For the year ended December 31, 2006, Netherland, Sewell & Associates,
Inc. ("NSAI") independently evaluated 94% of Compton's reserves and audited the Company's internal evaluation of the remaining 6%.
    As required by National Instrument 51-101 "Standards of Disclosure for
Oil and Gas Activities" ("NI 51-101"), Compton filed Form 51-101 F1 as part of our Annual Information Form ("AIF"). The AIF is considered comprehensive.
Certain information has been summarized below regarding the Company's operations. All such information is consistent with the Form NI 51-101 F1 filing. Compton's extended disclosure contained in the AIF is available on both the SEDAR website and Compton's website.
    In December 2006, Compton entered into agreements for the sale of two minor, non-core properties that generated net proceeds of $45.9 million, all of which were received in the first quarter of 2007. The effective dates of these sales were as of year end. Accordingly, we excluded these properties from the December 31, 2006 reserve report and the calculation of finding, development, and acquisition costs. The impact of these sales on corporate indebtedness as at December 31, 2006 is set out in the Liquidity and Capital
Resource section of Management's Discussion and Analysis in this Annual
Report.

    <<
    i)  Summary of Estimated Reserve Volumes - Forecast Prices and Costs(1)

    -------------------------------------------------------------------------
                                 Crude Oil      Natural Gas         NGLs
                               Gross     Net   Gross     Net   Gross     Net
    As at December 31, 2006    (Mbbl)  (Mbbl)   (Bcf)   (Bcf)  (Mbbl)  (Mbbl)
    -------------------------------------------------------------------------

    Proved
      Developed producing     15,065  13,985     443     362   8,021   5,734
      Developed non-producing  1,714   1,592      69      57   1,152     795
      Undeveloped              3,220   2,752     175     146   2,016   1,473
    -------------------------------------------------------------------------
    Total proved              19,999  18,329     687     565  11,189   8,002
    Probable                   9,234   7,884     502     419   7,879   5,759
    -------------------------------------------------------------------------
    Total proved plus
     probable                 29,233  26,213   1,189     984  19,068  13,761
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    2005 total proved plus
     probable                 28,493  25,488     954     788  16,628  12,070
    -------------------------------------------------------------------------

    -----------------------------------------------------------
                                      Sulphur          Total
                               Gross     Net    Gross     Net
    As at December 31, 2006     (Mlt)   (Mlt)   (Mboe)  (Mboe)
    -----------------------------------------------------------

    Proved
      Developed producing      1,392   1,237   98,337   81,302
      Developed non-producing     50      40   14,364   11,893
      Undeveloped                115      96   34,517   28,693
    -----------------------------------------------------------
    Total proved               1,557   1,373  147,218  121,888
    Probable                     714     603  101,537   84,007
    -----------------------------------------------------------
    Total proved plus
     probable                  2,271   1,975  248,755  205,895
    -----------------------------------------------------------

    -----------------------------------------------------------
    2005 total proved plus
     probable                  2,545   2,221 206,672 171,031
    -----------------------------------------------------------
    (1) Numbers may not add due to rounding.

    In 2006, we added 42.2 MMboe, after production, to our proved plus probable reserves primarily through the drill bit. Total proved plus probable reserves increased 20% from the prior year to 249 MMboe.
    Our total proved reserve base is comprised of 78% natural gas and 22%
liquids. Proved producing reserves comprise 67% of total proved reserves, while total proved reserves account for 59% of the proved plus probable reserves. We have a 12 year proved reserve life index.

    ii) Net Present Value of Reserves - Forecast Prices and Costs(1)

    -------------------------------------------------------------------------
                                            Future net revenue before income
                                            taxes(1) discounted at a rate of
                                           ----------------------------------
    ($millions)                                  0%           8%          10%
    -------------------------------------------------------------------------

    Proved
      Producing                          $   2,774   $    1,446   $    1,302
      Non-producing                            546          274          242
      Undeveloped                            1,072          438          363
    -------------------------------------------------------------------------
    Total proved                         $   4,392   $    2,158   $    1,907
    Probable                                 3,241        1,154          938
    -------------------------------------------------------------------------
    Total proved plus probable           $   7,633   $    3,312   $    2,845
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    2005 proved plus probable            $   6,199   $    2,842   $    2,493
    -------------------------------------------------------------------------
    (1) Pricing assumptions are the average of four major Canadian oil and gas evaluation firms. Numbers may not add due to rounding.

    Future net revenues are calculated based upon estimated revenue less royalties, operating costs, future development costs, and well abandonment costs. Estimated income taxes have not been deducted. The net present value should not be considered the current market value of our reserves or the costs that would be incurred to obtain equivalent reserves.

    iii) Reserve Reconciliation (net after royalties) - Forecast Prices and
         Costs

    -------------------------------------------------------------------------
                      Crude Oil, NGLs, and Sulphur        Natural Gas
    -------------------------------------------------------------------------
                                             Net                       Net
                                           Proved                     Proved
                           Net      Net     Plus     Net      Net      Plus
                         Proved  Probable Probable  Proved Probable Probable
                         (Mbbl)   (Mbbl)   (Mbbl)   (MMcf)   (MMcf)   (MMcf)
    -------------------------------------------------------------------------

    December 31, 2005    28,731   11,047   39,778  449,790  337,719  787,509
    Extensions              916    1,033    1,949   27,309   20,086   47,395
    Improved recovery     1,027    1,069    2,096   50,394  125,247  175,641
    Technical revisions    (667)     620      (47)  75,206  (84,481)  (9,275)
    Discoveries             317       54      371    4,312    4,441    8,753
    Acquisitions            222      437      659   11,331   16,982   28,313
    Dispositions           (229)     (14)    (243) (12,939)  (1,426) (14,365)
    Production           (2,613)       0   (2,613) (40,300)       0  (40,300)
    -------------------------------------------------------------------------
    December 31, 2006    27,704   14,246   41,950  565,102  418,568  983,671
    -------------------------------------------------------------------------
    >>

    FINDING & DEVELOPMENT COSTS

    Our 2006 reserve report was reduced by property sales that closed subsequent to year end. Accordingly, Finding, Development and Acquisition
("FD&A") costs have been calculated giving effect to the net proceeds realized on the dispositions. It should be noted that the aggregate of the exploration and development costs incurred in 2006 and the change during the year in estimated future development costs, generally will not reflect total F&D costs related to reserves additions for the year.

    <<
    -------------------------------------------------------------------------
                                                                      3 Year
    FD&A costs ($/boe)                 2006       2005       2004    Average
    -------------------------------------------------------------------------

    Including future capital
      Proved                         $18.45     $15.42     $14.91     $16.37
      Proved plus probable           $13.56     $13.02     $13.19     $13.19

    Excluding future capital
      Proved                         $14.36     $12.84     $13.87     $13.61
      Proved plus probable           $ 8.84     $ 7.05     $ 8.51     $ 7.97
    -------------------------------------------------------------------------

    FINANCIAL REVIEW

    CASH FLOW FROM OPERATIONS AND NET EARNINGS

    -------------------------------------------------------------------------
    Years ended December 31,                  2006         2005         2004
    -------------------------------------------------------------------------

    Cash flow from operations(1)
     ($000s)                            $  256,305   $  278,112   $  177,131
    Per share: basic                    $     2.01   $     2.21   $     1.51
               diluted                  $     1.92   $     2.11   $     1.43
    Net earnings ($000s)                $  127,426   $   81,326   $   63,633
    Per share: basic                    $     1.00   $     0.65   $     0.54
               diluted                  $     0.95   $     0.62   $     0.51
    -------------------------------------------------------------------------
    (1) Cash flow from operations represents net earnings before depletion and depreciation, future income taxes, and other non-cash expenses.
    >>

    Cash flow from operations in 2006 was $256.3 million as compared to
$278.1 million in 2005, with lower commodity prices more than offsetting production gains. The negative effect of lower commodity prices on cash flow was reduced by realized gains of $36 million resulting from risk management activities during the year.
    While cash flow from operations in 2006 declined from the prior year's level, net earnings of $127.4 million in 2006 actually increased from 2005 due to the positive effect of future income tax recoveries resulting from reductions in statutory corporate income tax rates and the unrealized gains from risk management activities. The impact of these items is summarized in the schedule of Operating Earnings presented below.

    OPERATING EARNINGS

    Operating earnings is a non-GAAP measure that adjusts net earnings for non-operating items that Management believes reduce the comparability of our underlying financial performance between periods. The following Summary of
Operating Earnings reconciles Net Earnings, determined in accordance with
GAAP, to Operating Earnings and has been prepared to provide readers with information that is more comparable between periods.

    <<
    SUMMARY OF OPERATING EARNINGS

    -------------------------------------------------------------------------
    Years ended December 31,
    ($000s, except per share amounts)         2006         2005         2004
    -------------------------------------------------------------------------

    Net earnings, as reported              127,426   $   81,326   $   63,633
    Non-operational items, after tax
      Unrealized foreign exchange (gain)      (550)      (6,339)     (11,821)
      Unrealized risk management
       (gain) loss                         (18,027)       6,345        1,338
      Stock-based compensation               5,974        3,682        2,094
      Tender costs on repurchase of
       9.90% notes                               -       14,414            -
      Future income tax recovery due to
       income tax rate reductions          (49,655)      (5,764)      (8,359)
    -------------------------------------------------------------------------
    Operating earnings                  $   65,168   $   93,664   $   46,885
    Per share: basic                    $     0.51   $     0.75   $     0.40
               diluted                  $     0.49   $     0.71   $     0.38
    -------------------------------------------------------------------------

    REVENUE

    Revenue in 2006 decreased 4% as result of a 15% decrease in realized prices, despite a 13% increase in production volumes.

    -------------------------------------------------------------------------
    Years ended December 31,                  2006         2005         2004
    -------------------------------------------------------------------------
    Average production
      Natural gas (mmcf/d)                     142          131          123
      Liquids (bbls/d)                       9,516        7,646        6,330
    -------------------------------------------------------------------------
      Total (boe/d)                         33,187       29,424       26,876

    Benchmark prices
      NYMEX (U.S.$/mmbtu)               $     7.26   $     8.55   $     6.09
      AECO ($/GJ)
        Monthly index                   $     6.21   $     8.04   $     6.44
        Daily index                     $     6.19   $     8.27   $     6.18
      WTI (U.S.$/bbl)                   $    66.22   $    56.56   $    41.40
      Edmonton par ($/bbl)              $    72.77   $    68.72   $    52.37

    Realized prices
      Natural gas ($/mcf)               $     6.37   $     8.42   $     6.46
      Liquids ($/bbl)                        58.53        56.04        43.21
    -------------------------------------------------------------------------
      Total ($/boe)                     $    44.05   $    51.95   $    39.82

    Revenue ($000s)
      Natural gas                       $  330,349   $  401,468   $  291,565
      Liquids                              203,307      156,411      100,094
    -------------------------------------------------------------------------
      Total                             $  533,656   $  557,879   $  391,659
    -------------------------------------------------------------------------

    SUMMARY OF REVENUE INCREASES FROM PRODUCTION AND PRICING

    -------------------------------------------------------------------------
                                       Natural Gas      Liquids        Total
    ($000s)                                Revenue      Revenue      Revenue
    -------------------------------------------------------------------------

    Reported 2005 revenue               $  401,468   $  156,411   $  557,879
    Increase in production volumes          26,427       39,951       66,378
    Change in prices                       (97,546)       6,945      (90,601)
    -------------------------------------------------------------------------
    Reported 2006 revenue               $  330,349   $  203,307   $  533,656
    -------------------------------------------------------------------------
    >>

    Overall production in 2006 rose 13% from the prior year. Natural gas volumes increased 8%, while liquids production increased 24% over 2005 volumes. The growth in liquids production is largely the result of our ongoing conventional crude oil exploration and development program at Cecil and
Worsley. Unfortunately, the year over year decline in North American natural gas prices overwhelmed the growth in production volumes.
    We market the majority of our natural gas production through a combination of daily and monthly indexed contracts and aggregator contracts.
During 2006, approximately 11% of our natural gas production remained committed to longer term aggregator contracts which realized a price that was, on average, $1.31/mcf less than that received on non-aggregator volumes.
    Our crude oil sales are priced based upon Edmonton postings and are typically sold on 30 day evergreen arrangements. Natural gas liquids are bid out on an annual basis to obtain the most favourable pricing. We sell our crude oil and natural gas liquids primarily to refineries and marketers of crude oil and natural gas liquids.
    Periodically we enter into financial instrument contracts to hedge against price volatility in funding our capital expenditure programs. This activity is fully disclosed in the Risk Management and Financial Instrument sections of this MD&A. At present approximately 30% of our production is currently hedged through to October 31, 2007. Depending on market conditions, we may enter into additional hedges throughout the year with a goal of hedging approximately 50% of future production volumes before royalties.

    <<
    ROYALTIES

    -------------------------------------------------------------------------
    Years ended December 31,
     ($000s, except where noted)              2006         2005         2004
    -------------------------------------------------------------------------

    Crown royalties                     $  100,230   $  105,827   $   75,477
    Other royalties                         23,447       26,890       17,939
    -------------------------------------------------------------------------
    Net royalties                       $  123,677   $  132,717   $   93,416

    Percentage of revenues                   23.2%        23.8%        23.9%
    -------------------------------------------------------------------------
    >>

    Royalties are paid to various government entities and other land and mineral rights owners. Virtually all crown royalties are paid to the province of Alberta which has a royalty structure based upon commodity prices and well productivity, with higher prices and well productivity attracting higher royalty rates. Our royalty rate in 2006, as a percentage of revenue, decreased slightly from 2005 as a result of lower commodity prices in 2006.
    We anticipate 2007 royalty rates will remain relatively consistent with prior years; however, this could change as the Alberta government has stated
its intent to review the current royalty regime.

    <<
    OPERATING EXPENSES

    -------------------------------------------------------------------------
    Years ended December 31,                  2006         2005         2004
    -------------------------------------------------------------------------

    Operating expenses ($000s)          $   95,462   $   66,802   $   55,655
    Operating expenses per boe ($/boe)  $     7.88   $     6.22   $     5.66
    -------------------------------------------------------------------------
    >>

    Cost pressures associated with an industry operating at maximum capacity resulted in increased operating costs during 2006 particularly when measured on a boe basis. Specific increases of note include salaries for field staff and contract operators and rising electricity prices. Additionally, liquids production increased 24% during the year as compared to the 8% increase in natural gas volumes. As the 2006 per unit operating expenses for liquids were approximately $3.60 per boe greater than natural gas per unit costs, the overall cost per boe rose to reflect the change in the oil/natural gas production mix.
    With the current reduced level of activity in the industry, we are now beginning to see indications that cost inflation is moderating. With an increased emphasis on cost controls, we anticipate 2007 operating costs, on a unit of production basis, will remain similar to those experienced in 2006.

    <<
    TRANSPORTATION EXPENSES

    -------------------------------------------------------------------------
    Years ended December 31,                  2006         2005         2004
    -------------------------------------------------------------------------

    Transportation costs ($000s)        $   12,564   $   10,858   $    8,595
    Transportation costs per boe
     ($/boe)                            $     1.04   $     1.01   $     0.87
    -------------------------------------------------------------------------
    >>

    We incur charges for the transportation of our production from the wellhead to the point of sale. Pipeline tariffs and trucking rates for liquids are primarily dependent upon production location and distance from the sales point. Regulated pipelines transport natural gas within Alberta at tolls approved by the government.
    While higher transportation costs in 2006 resulted from a combination of increased trucking costs associated with additional crude oil production and surcharges associated with high fuel costs, the cost per boe remained relatively constant to the prior year.

    <<
    GENERAL AND ADMINISTRATIVE EXPENSES

    -------------------------------------------------------------------------
    Years ended December 31,
     ($000s, except where noted)              2006         2005         2004
    -------------------------------------------------------------------------

    General and administrative
     expenses                           $   38,321   $   34,638   $   20,182
    Capitalized general and
     administrative expenses                (9,625)     (11,158)      (2,982)
    Operator recoveries                     (2,465)      (2,257)      (1,985)
    -------------------------------------------------------------------------
    Total general and administrative
     expenses                           $   26,231   $   21,223   $   15,215

    General and administrative per
     boe ($/boe)                        $     2.17   $     1.98   $     1.55
    -------------------------------------------------------------------------
    >>

    Employee costs associated with increased personnel levels, together with a general increase in remuneration necessary to attract and retain qualified personnel in a very competitive industry, were the main contributors to the increase in general and administrative expenses in 2006. Other increases included insurance and costs associated with ongoing regulatory compliance requirements. During 2006, we incurred expenses totaling $1.1 million relating to compliance requirements pursuant to the U.S. Sarbanes-Oxley Act of 2002 and
Canadian Multilateral Instrument 52-109.

    <<
    INTEREST AND FINANCE CHARGES

    -------------------------------------------------------------------------
    Years ended December 31,
     ($000s, except where noted)              2006         2005         2004
    -------------------------------------------------------------------------

    Interest on bank debt, net          $   15,356   $   11,520   $    9,662
    Interest on Senior Notes                35,880       20,912       21,281
    -------------------------------------------------------------------------
    Interest expense                        51,236       32,432       30,943
    Finance charges                          2,839        2,519        2,790
    -------------------------------------------------------------------------
    Total interest and finance charges  $   54,075   $   34,951   $   33,733
    -------------------------------------------------------------------------
    Total interest and finance charges
     per boe ($/boe)                    $     4.47   $     3.25   $     3.44
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Weighted average annual debt
     ($000s, except where noted)                          2006          2005
    -------------------------------------------------------------------------

    Bank debt                                       $  254,476    $  228,381
    Effective interest rate                              5.60%         4.23%

    Senior notes (US$)                              $  412,802    $  179,583
    Effective interest rate                              7.64%         9.50%
    -------------------------------------------------------------------------
    >>

    Interest expenses relating to bank debt in 2006 increased from the prior year as a result of increased borrowings incurred to fund our 2006 capital program and overall floating interest rate increases. The decrease in the effective interest rate incurred on the Senior Notes resulted from the repurchase of the 9.90% Senior Notes issued in 2002 with a portion of the proceeds of the 7.625% Senior Notes issued in 2005. Our debt instruments are more fully described in Notes 5 and 6 to our consolidated financial statements.

    <<
    TENDER COSTS

    -------------------------------------------------------------------------
    Years ended December 31, ($000s)                                    2005
    -------------------------------------------------------------------------

    Premium payment                                               $    7,814
    Consent solicitation fee                                           5,883
    Reduction of deferred financing charges on repayment
     of 9.90% Senior Notes                                             7,053
    -------------------------------------------------------------------------
    Total tender costs                                            $   20,750
    -------------------------------------------------------------------------
    >>

    In November 2005, we completed a tender offer and consent solicitation to purchase our 9.90% Senior Notes due in 2009. 96% of the Senior Notes were tendered to the offer and purchased by the Company. The unamortized portion of deferred financing charges relating to the tendered portion of the 9.90%
Senior Notes is included in tender costs. The remaining 4% of the Notes were purchased in 2006 pursuant to the call option provisions and no additional tender costs were incurred.

    <<
    NETBACKS

    -------------------------------------------------------------------------
    Years ended December 31, ($/boe)          2006         2005         2004
    -------------------------------------------------------------------------

    Realized price                      $    44.05   $    51.95   $    39.82
    Commodity hedge gain (loss)               3.24        (0.90)       (0.93)
    Royalties                               (10.21)      (12.36)       (9.50)
    Operating expenses                       (7.88)       (6.22)       (5.66)
    Transportation                           (1.04)       (1.01)       (0.87)
    -------------------------------------------------------------------------
    Field operating netback             $    28.16   $    31.46   $    22.86
    -------------------------------------------------------------------------

    General and administrative               (2.17)       (1.98)       (1.55)
    Interest                                 (4.47)       (3.25)       (3.43)
    Current taxes                                -        (0.47)       (0.28)
    -------------------------------------------------------------------------
    Cash flow netback                   $    21.52   $    25.76   $    17.60
    -------------------------------------------------------------------------
    >>

    RISK MANAGEMENT

    Our financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates, and the Canadian/U.S.
exchange rate. We utilize various financial instruments for non-trading purposes to manage and mitigate our exposure to these risks. Our financial instruments are not designated for hedge accounting, and accordingly are recorded at fair value on the consolidated balance sheets, with subsequent changes recognized in consolidated net earnings.
    Financial instruments utilized to manage risk are subject to periodic settlements throughout the term of the instruments. Such settlements may result in a gain or loss, which is recognized as a realized risk management gain or loss at the time of settlement.
    The mark-to-market fair values of the financial instruments outstanding at the end of a reporting period reflect the values of the instruments based upon market conditions existing as of that date. Any change in the fair values of the instruments from that determined at the end of the previous reporting period is recognized as an unrealized risk management gain or loss. Unrealized risk management gains or losses may or may not be realized in subsequent periods depending upon subsequent moves in commodity prices, interest rates, or exchange rates affecting the financial instruments.
    The mark-to-market fair value method of accounting for financial instruments and the recognition of unrealized gains and losses in determining earnings has introduced an additional element of volatility into our earnings that may not be particularly meaningful in assessing our financial performance.

    <<
    Risk management gains and losses recognized in 2006 are outlined below.

    -------------------------------------------------------------------------
    Year ended December 31,  ($000s)          2006         2005         2004
    -------------------------------------------------------------------------

    Commodity contracts
      Realized (gain) loss              $  (39,217)  $    9,663   $    9,151
      Unrealized (gain) loss               (25,775)       5,136       (1,985)
    Foreign currency contracts
      Realized (gain)                       (1,405)           -            -
    Cross currency interest rate swap
      Realized loss (gain)                   4,423         (532)      (2,522)
      Unrealized (gain) loss                (1,747)       5,035        4,164
    -------------------------------------------------------------------------
    Total risk management (gain) loss   $  (63,721)  $   19,302   $    8,808
    -------------------------------------------------------------------------

    Realized (gain) loss                $  (36,199)  $    9,131   $    6,629
    Unrealized (gain) loss                 (27,522)      10,171        2,179
    -------------------------------------------------------------------------
    Total risk management (gain) loss   $  (63,721)  $   19,302   $    8,808
    -------------------------------------------------------------------------

    A. DEPLETION AND DEPRECIATION

    -------------------------------------------------------------------------
    Years ended December 31,                  2006         2005         2004
    -------------------------------------------------------------------------

    Total depletion and
     depreciation ($000s)               $  143,057   $  105,504   $   82,554
    Depletion and depreciation per
     boe ($/boe)                        $    11.81   $     9.82   $     8.39
    -------------------------------------------------------------------------
    >>

    Accelerated capital programs and competition throughout the oil and gas industry during the year increased the demand and costs of goods and services.
This increase in costs is reflected in higher finding, development, and on-stream costs which in turn, have resulted in an increase in depletion and depreciation rates on a boe basis in the current year in comparison to prior periods.

    FOREIGN EXCHANGE

    The foreign exchange gain recognized on the consolidated statements of earnings results primarily from the translation of our U.S. dollar denominated
Senior Notes into Canadian dollars. The Senior Notes are translated and recorded in the financial statements at the year end exchange rate, with any differences from prior measurements being recognized as an unrealized foreign exchange gain or loss.
    The Canadian/U.S. exchange rate increased marginally to one Canadian
Dollar being equal to U.S.$0.8581 as at December 31, 2006, from one Canadian
Dollar being equal to U.S.$0.8577 at December 31, 2005, resulting in the recognition of a $1 million foreign exchange gain in 2006.
    On November 22, 2005, pursuant to a tender offer, we repurchased
U.S.$158 million of the 9.90% Senior Notes issued in 2002. As a result of the repurchase, we crystallized $62 million of the accumulated unrealized foreign exchange gains in 2005 that had previously been recognized with the strengthening of the Canadian dollar subsequent to the note issuance.

    <<
    STOCK-BASED COMPENSATION

    -------------------------------------------------------------------------
    Years ended December 31,                  2006         2005         2004
    -------------------------------------------------------------------------

    Options granted (000s)                   2,228        2,930        2,549
    Weighted average fair value of
     options granted ($/share)          $     6.90   $     5.45   $     3.70
    Stock-based compensation expense
     recognized ($000s)                 $   10,488   $    5,903   $    3,410
    -------------------------------------------------------------------------
    >>

    We have a stock option plan for employees, Officers, and Directors. The plan is designed to attract, motivate, and retain outstanding individuals and to align their success with that of our Shareholders. The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model and the associated compensation expense is recognized over the vesting period.
    During 2006, in recognition of the shortage of, and competition for, qualified personnel that currently exists within the industry, we implemented an Employee Retention Program in July 2006 for our existing employees, excluding Officers and Directors. Under the program, and contingent upon various conditions existing on July 1, 2007, including the market value of the
Company's shares, we may incur additional compensation expense to a maximum amount of $4.2 million. For the year ended December 31, 2006, we have accrued
$1.4 million in stock-based compensation in relation to this program.

    INCOME TAXES

    Income taxes are recorded using the liability method of accounting.
Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability. The classification of future income taxes between current and non-current is based upon the classification of the liabilities and assets to which the future income tax amounts relate. The classification of a future income tax amount as current does not imply a cash settlement of the amount within the following twelve month period.

    CURRENT INCOME TAXES

    Current taxes decreased to nil in 2006 from $5 million in 2005 (2004 -
$3 million) due partially to the elimination of federal capital tax effective
January 1, 2006. Current taxes in 2005 also included $3 million related to the resolution of a Notice of Objection with respect to a corporate acquisition in a prior tax period. As a result of the reassessment resulting from resolution of the Notice of Objection, $7 million of tax deductible exploration expenses denied to the acquired corporation were added to our income tax pools as a positive offset to incurring the current liability. The resolution of this matter did not impact our total future income tax expense for 2006.

    FUTURE INCOME TAXES

    Future taxes in 2006 included a $50 million recovery as a result of reductions in the federal and Alberta corporate tax rates, which were enacted in the second quarter of 2006. The federal tax rate is to be reduced from
22.1% to 19% over a 3 year period starting January 1, 2008 and the Alberta tax rate was reduced from 11.5% to 10.0% effective April 1, 2006.

    <<
    CORPORATE TAX RATES

    -------------------------------------------------------------------------
    Years ended December 31,                  2006         2005         2004
    -------------------------------------------------------------------------

    Statutory rate                            34.5%        37.6%       38.6%
    Effective rate                           (2.8)%        39.5%       35.0%
    -------------------------------------------------------------------------
    >>

    A reconciliation of our effective tax rate to the statutory rate may be found in Note 15a to the consolidated financial statements.

    <<
    TAX POOLS

    The following table summarizes our estimated tax pool balances by classification.

    -------------------------------------------------------------------------
                                                      Available     Maximum
                                                       Balance       Annual
    As at January 1, 2007                              ($000s)     Deduction
    -------------------------------------------------------------------------

    Canadian exploration expense                    $  169,735          100%
    Canadian development expense                       421,500           30%
    Canadian oil and natural gas property expense      260,146           10%
    Undepreciated capital cost and financing costs     318,105          ~25%
    -------------------------------------------------------------------------
    Total                                           $1,169,486
    -------------------------------------------------------------------------
    >>

    A significant portion of our taxable income is generated by a wholly owned partnership. Consolidated earnings before income taxes include
$259 million (2005 - $263 million) of partnership earnings that will be included in the following year's income for income tax purposes. Future income taxes include $83 million (2005 - $94 million) as a result of this deferral of partnership earnings.
    Based upon planned capital expenditure programs and current commodity price assumptions, it appears we will not incur current income taxes until at least 2010.

    <<
    CAPITAL EXPENDITURES

    SUMMARY OF CAPITAL EXPENDITURES

    -------------------------------------------------------------------------
    Years ended December 31,    2006             2005             2004
    -------------------------------------------------------------------------
                              ($000s)    %     ($000s)    %     ($000s)    %
    -------------------------------------------------------------------------

    Drilling and
     completions            $294,197    60   $318,502    66   $175,003    62
    Land and seismic          59,905    12     55,469    11     38,326    14
    Facilities               137,409    28    109,729    23     68,861    24
    -------------------------------------------------------------------------
    Sub-total                491,511   100    483,700   100    282,190   100
    Acquisitions and
     divestments, net         34,394           28,575           22,825
    -------------------------------------------------------------------------
    Sub-total                525,905          512,275          305,015
    MPP                          (31)           1,261           11,386
    -------------------------------------------------------------------------
    Total capital
     expenditures           $525,874         $513,536         $316,401
    -------------------------------------------------------------------------
    >>

    Capital spending in 2006 was directed towards the continued development of our core natural gas resource plays in southern and central Alberta and our conventional oil play in the Peace River Arch.
    Capital expenditures, before acquisitions and divestitures, in 2006 increased only marginally from 2005; however, they reflect overall cost inflation experienced in the industry during the year. We drilled a total of
274 net wells in 2006 at an average cost, to drill and complete, of $1,074,000 per well. In contrast, we drilled 334 net wells during 2005 at an average cost of $954,000 per well. Although not an entirely comparable analysis, as the mix of shallow, deep, and oil wells will also affect this comparison, this represents a 12.6% increase in drilling and completion costs, on a per well basis, in 2006 as compared to 2005.
    Spending on production facilities increased $27.7 million over 2005 and comprised 28% of our total capital program, before acquisitions and divestments as compared to 23% in 2005. Although we deferred a portion of our initial 2006 drilling program in deference to lower commodity prices and the inflationary cost environment, we continued with the majority of our planned expenditures relating to equipment and facilities. This spending should allow us to place new production on-stream more quickly in 2007.
    Consistent with the focus on our natural gas resource plays, we expanded our land position and working interests in core areas through a number of acquisitions at a total cost of $34.4 million.
    To assist in funding our capital programs, we entered into agreements for the divestment of two minor non-operated properties prior to year end. Net proceeds of $45.9 million relating to these divestments were received subsequent to December 31, 2006 and have not been recognized in 2006 net acquisition and divestment. These funds were redeployed in the ongoing development of our resource plays and we plan to continue this strategy of capital redeployment in the future.
    With the current slow-down in industry activity, we are beginning to see evidence of a reduction in the cost of certain goods and services. Costs are expected to moderate over the year in select areas which combined with our increased emphasis on capital discipline and cost control should have an overall positive effect on 2007 capital efficiencies.

    <<
    LIQUIDITY AND CAPITAL RESOURCES

    -------------------------------------------------------------------------
    As at December 31,             2006 Pro
    ($000s, except where noted)     forma(3)      2006       2005       2004
    -------------------------------------------------------------------------

    Working capital deficiency(1)  $(24,706)  $ 21,163   $ 62,116   $    603
    Bank debt                       330,000    330,000    177,900    220,000
    Senior term notes               524,385    524,385    357,640    198,594
    -------------------------------------------------------------------------
    Total indebtedness             $829,679   $875,548   $597,656   $419,197

    Capital stock                  $213,992   $231,992   $226,444   $135,526
    Contributed surplus              16,974     16,974      9,173      3,840
    Retained earnings               485,158    485,158    360,719    284,712
    -------------------------------------------------------------------------
    Shareholders' equity                      $734,124   $596,336   $424,078

    Debt to cash flow from
     operations(2)                      3.2        3.4        2.2        2.4
    Debt to book capitalization         53%        54%        50%        50%
    Debt to market capitalization       38%        39%        22%        25%
    -------------------------------------------------------------------------
    (1) Excludes unrealized risk management items net of related future income taxes.
    (2) Based on trailing 12 month cash flow from operations.
    (3) In December 2006, Compton entered into agreements for the sale of two minor, non-core properties that generated net proceeds of
        $45.9 million, all of which were received in the first quarter of
        2007. The effective dates of these sales were as of year end.
        Accordingly, we excluded these properties from the December 31, 2006 reserve report, the details of which are set out in the Annual
        Information Form and elsewhere in the Annual Report. Canadian
        Generally Accepted Accounting Principles require that we recognize the transactions as at dates of closing in 2007. The pro forma numbers presented above reflect the effect of the receipt of the net proceeds of $45.9 million as at December 31, 2006, consistent with the presentation of reserves data as set out in the Annual
        Information Form.
    >>

    In November 2006, we expanded our banking syndicate adding four additional banks including several U.S. based banking institutions. Concurrent with the increase in syndicate members, we increased our authorized senior secured facilities to $500 million consistent with the Company's borrowing base. The terms and conditions of the increased facilities remain the same as those established upon renewal of the facilities in July 2006. Our borrowing base is determined based upon year end reserves. With the increase in 2006 reserves over 2005, we anticipate the borrowing base will increase. We do not, however, expect to request an increase in our authorized credit facilities at this time.
    Our corporate debt is structured to provide us with financial flexibility. Of our existing debt, 61% consists of Senior Notes that are not due until 2013, giving us the ability to draw on our senior secured credit facilities to assist in funding our planned 2007 capital program.
    During the fourth quarter of 2006, we entered into agreements for the sale of two minor, non-core properties. The sales of these properties were recorded in 2007 concurrent with the closing of sales. We are also pursuing the monetization of $25 million of production facilities that are expected to close in early April 2007. The sale of additional non-core properties and certain major conventional oil properties remains a potential source of funds for the continued development of our overall natural gas resource play strategy.
    We believe internally generated cash flow from operations, proceeds from property dispositions, and funds available through our expanded credit facilities will be more than sufficient to fund our planned 2007 capital program, while still maintaining an appropriate capital structure.

    CONTRACTUAL OBLIGATIONS

    As part of normal business, we have entered into arrangements and incurred obligations that will impact our future operations and liquidity, some of which are reflected as liabilities in the consolidated financial statements. The following table summarizes our contractual obligations as at
December 31, 2006.

    <<
    -------------------------------------------------------------------------
                                              Payments Due by Period
                                   Less than                          After
    ($000s)                         1 year    1-3 years  4-5 years   5 years
    -------------------------------------------------------------------------

    Operating leases                $ 3,737    $ 6,211          -          -
    Office facilities               $ 3,509    $14,523    $ 9,600    $24,000
    MPP partnership distributions   $ 9,172    $12,229          -          -
    -------------------------------------------------------------------------
    Total                           $16,418    $32,963    $ 9,600    $24,000
    -------------------------------------------------------------------------
    >>

    We have the ability and the intention to extend the term of our bank borrowings and therefore repayment of the facility is not included in the schedule of contractual obligations above.

    OUTLOOK AND GUIDANCE FOR 2007

    Consistent with general industry thinking, we are of the opinion that natural gas prices will strengthen significantly during 2007. We are also of the opinion that the cost of specific goods and services will moderate during the year.
    In the interim, we believe it prudent to move forward with a relatively moderate capital spending program. During 2007, the majority of our activities will focus on the continued development and delineation of our natural gas resource plays. We will concentrate on development drilling and the acceleration of on-stream timing with a view to production growth. At the same time, increased emphasis will be placed on capital discipline and efficiency.
Equally important is our need to increase our complement of qualified personnel for the expansion of operations necessary to realize on our opportunities in an efficient manner. We view the current reduction in industry activity as an opportunity to attract additional staff in preparation for increased drilling programs in the last half of 2007 and into 2008.
    The following section summarizes our plans and guidance for 2007.

    <<
    SUMMARY OF 2007 GUIDANCE

    -------------------------------------------------------------------------
                                                           2007 Budget Range
    -------------------------------------------------------------------------

    Capital expenditures ($millions)                                    $375
    Gross wells                                                          330
    Average production - total boe/d                        37,000 to 38,000
    Cash flow from operations ($millions)                       $310 to $320
    -------------------------------------------------------------------------

    Our 2007 projected cash flow from operations is based upon the following pricing assumptions:

    -------------------------------------------------------------------------
                                            Benchmark            Realized
    -------------------------------------------------------------------------

    Natural gas                          AECO Cdn $7.30/GJ     Cdn $7.50/mcf
    Crude oil ($/bbl)                  WTI U.S. $62.00/bbl    Cdn $60.00/bbl
    -------------------------------------------------------------------------

    The average Canadian/U.S. exchange rate is budgeted at $0.89 U.S. (equal sign) $1.00
Cdn.

    CASH FLOW SENSITIVITIES FOR 2007

    -------------------------------------------------------------------------
    ($millions)                                          Change in Cash Flow
    -------------------------------------------------------------------------

    Change of Cdn $0.25/mcf in the benchmark AECO
     natural gas price                                                   $12
    Change of U.S. $1.00/bbl in the benchmark WTI oil price              $ 2
    -------------------------------------------------------------------------

    In the event of significant decreases in commodity prices, increases in exploration costs, or an overall economic downturn, our capital expenditure program can be readily modified.

    SELECTED QUARTERLY INFORMATION
    ------------------------------
    The following tables set out selected quarterly financial information for the last two fiscal years.

    -------------------------------------------------------------------------
                                   Three Months Ended                  Year
                                                                      Ended
    -------------------------------------------------------------------------
    ($000s, except      March 31,   June 30,  Sept. 30,  Dec. 31,    Dec. 31,
     where noted)         2006        2006      2006       2006       2006
    -------------------------------------------------------------------------

    Average production
     (boe/d)              34,029     32,645     32,843     33,245     33,187
    Average pricing
     ($/boe)            $  48.21   $  44.85   $  41.33   $  41.82   $  44.05

    Total revenue       $147,644   $133,224   $124,886   $127,902   $533,656
    Cash flow from
     operations         $ 73,596   $ 67,326   $ 60,120   $ 55,263   $256,305
    Per share:
      basic             $   0.58   $   0.53   $   0.47   $   0.43   $   2.01
      diluted           $   0.55   $   0.50   $   0.45   $   0.42   $   1.92

    Operating earnings  $ 22,249   $ 17,947   $ 13,150   $ 11,822   $ 65,168

    Net earnings (loss) $ 38,002   $ 68,744   $ 30,717   $(10,037)  $127,426
    Per share: basic    $   0.30   $   0.54   $   0.24   $  (0.08)  $   1.00
               diluted  $   0.28   $   0.51   $   0.23   $  (0.08)  $   0.95
    -------------------------------------------------------------------------
    >>

    During the second half of 2006, lower realized commodity prices from those experienced during the first half of the year resulted in reduced revenue, cash flow, and operating earnings. Production increases in the third and fourth quarter were more than offset by the reduction in commodity prices.
The negative effect of lower commodity prices on cash flow was reduced by realized gains of $36 million from risk management activities. Net earnings for the nine months ended September 30, 2006 benefited from an unrealized foreign exchange gain of $19.1 million, after tax, and an income tax recovery of $35 million. Net earnings in the fourth quarter were negative due to the reversal of unrealized foreign exchange gains recorded in prior quarters, as the result of the weakening of the Canadian dollar compared to the U.S.
dollar.

    <<
    -------------------------------------------------------------------------
                                   Three Months Ended                  Year
                                                                      Ended
    -------------------------------------------------------------------------
    ($000s, except      March 31,   June 30,  Sept. 30,  Dec. 31,    Dec. 31,
     where noted)         2005        2005      2005       2005       2005
    -------------------------------------------------------------------------

    Average production
     (boe/d)              28,714     28,877     29,041     31,042     29,424
    Average pricing
     ($/boe)            $  41.25   $  46.33   $  54.31   $  64.58   $  51.95

    Total revenue       $106,589   $121,748   $145,114   $184,428   $557,879
    Cash flow from
     operations         $ 52,277   $ 62,006   $ 74,189   $ 89,640   $278,112
    Per share:
      basic             $   0.43   $   0.49   $   0.58   $   0.71   $   2.21
      diluted           $   0.41   $   0.47   $   0.56   $   0.67   $   2.11

    Operating earnings  $ 15,534   $ 18,923   $ 25,794   $ 33,413   $ 93,664

    Net earnings        $ 10,059   $ 22,034   $ 11,127   $ 38,106   $ 81,326
    Per share:
      basic             $   0.08   $   0.18   $   0.09   $   0.30   $   0.65
      diluted           $   0.08   $   0.17   $   0.08   $   0.29   $   0.62
    -------------------------------------------------------------------------
    >>

    As compared to 2004, total revenue increased throughout 2005 as the result of high commodity prices and increasing production volumes. Average production increased in the third and fourth quarters, after abnormally wet weather in the summer restricted access in Southern Alberta resulting in flat production volumes in the second quarter. Quarterly net earnings fluctuated due to non-operational items such as unrealized risk management gains and losses and unrealized foreign exchange losses.

    <<
    SELECTED ANNUAL INFORMATION

    -------------------------------------------------------------------------
    Years ended December 31, ($000s)       2006         2005         2004
    -------------------------------------------------------------------------
    Total revenue                       $  533,656   $  557,879   $  391,659
    Net earnings                        $  127,426   $   81,326   $   63,633
    Per share: basic                    $     1.00   $     0.65   $     0.54
               diluted                  $     0.95   $     0.62   $     0.51
    Total assets                        $2,147,472   $1,758,098   $1,330,611
    Total long term financial
     liabilities                        $  854,385   $  535,540   $  198,594
    -------------------------------------------------------------------------
    >>

    Total revenue in 2006 was marginally lower than 2005 with increases in production being more than offset by reduced commodity prices. Net earnings in
2006 increased $46.1 million over 2005 primarily as a result of risk management gains that offset the reduction in revenue and increases in expenses. Long term financial obligation in 2006 increased over 2005 as a result of increased borrowings to fund the capital programs.
    Total revenue in 2005 was higher than in the previous year due to a combination of increased production and higher commodity prices. Net earnings in 2005 increased 28% from 2004, but was reduced by non-recurring costs of
$14 million ($21 million before taxes) relating to the repurchase of
U.S.$158 million of 9.90% Senior Notes. Total assets increased from the prior year primarily due to capital expenditures of $514 million. The change in long term financial liabilities at December 31, 2005 resulted from issuing
U.S.$300 million Senior Notes and reclassifying bank debt as long term.

    Forward Looking Statements

    Certain information contained herein constitutes forward looking statements under the meaning of applicable securities laws, including the
United States Private Securities Litigation Reform Act of 1995. Forward
looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact, including statements regarding (i) cash flow, production, capital expenditures and planned wells in 2007, and (ii) other risks and uncertainties described from time to time in the reports and filings made by us with securities regulatory authorities. Although we believe that the expectations reflected in such forward looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward looking statements not to be correct, including risks and uncertainties inherent in our business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projections of future rates of production and timing of development expenditures, general economic conditions, the actions or inactions of third party operators and regulatory pronouncements. We may, as considered necessary in the circumstances, update or revise forward looking information, whether as a result of new information, future events, or otherwise. Our forward looking statements are expressly qualified in their entirety by this cautionary statement.

    Non-GAAP Financial Measures

    Included herein are references to terms used in the oil and gas industry such as cash flow from operations, cash flow per share and operating earnings.
These terms are not defined by GAAP in Canada and consequently are referred to as non-GAAP measures. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies.
    Cash flow from operations should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of our performance or liquidity. Cash flow from operations is used by us to evaluate operating results and our ability to generate cash to fund capital expenditures and repay debt.
    Operating earnings represents net earnings excluding certain items that are largely non-operational in nature and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP. Operating earnings is used by us to facilitate comparability of earnings between periods.

    Use of BOE Equivalents

    The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the plant gate where we sell our production volumes and therefore may be a misleading measure if used in isolation.

    <<
    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Balance Sheets
    (unaudited)(thousands of dollars)
    -------------------------------------------------------------------------
                                                   December 31,  December 31,
    Assets                                                2006          2005

    Current
      Cash                                          $   12,232    $    8,954
      Accounts receivable                               83,535       122,073
      Unrealized risk management gain
       (Note 16a (i))                                   22,625             -
      Other current assets (Note 16b (ii))              24,513        10,726
      Future income taxes (Note 15b)                     1,479         2,609
                                                   ------------  ------------

                                                       144,384       144,362

    Property and equipment (Note 4 and 19)           1,977,062     1,587,371
    Goodwill (Note 2)                                    7,914         7,914
    Deferred financing charges and other (Note 8)       14,144        12,841
    Deferred risk management loss (Note 16a (ii))        3,968         5,610
                                                   ------------  ------------

                                                    $2,147,472    $1,758,098
                                                   ------------  ------------
                                                   ------------  ------------
    Liabilities

    Current
      Accounts payable                              $  141,443    $  203,869
      Unrealized risk management loss
       (Note 16a (i) and (iii))                          4,604         7,758
      Future income taxes (Note 15b)                     7,269             -
                                                   ------------  ------------

                                                       153,316       211,627

    Bank debt (Note 5)                                 330,000       177,900
    Senior term notes (Note 6)                         524,385       357,640
    Asset retirement obligations (Note 10)              29,791        20,770
    Unrealized risk management loss
     (Note 16a (iii))                                    6,816        10,201
    Future income taxes (Note 15b)                     302,690       314,726
    Non-controlling interest (Note 3)                   66,350        68,898
                                                   ------------  ------------

                                                     1,413,348     1,161,762
                                                   ------------  ------------
    Shareholders' equity

    Capital stock (Note 11b)                           231,992       226,444
    Contributed surplus (Note 12a)                      16,974         9,173
    Retained earnings                                  485,158       360,719
                                                   ------------  ------------

                                                       734,124       596,336
                                                   ------------  ------------

                                                    $2,147,472    $1,758,098
                                                   ------------  ------------
                                                   ------------  ------------
    Commitments and contingent liabilities
     (Note 18)
    Subsequent events (Note 19)

      See accompanying notes to the consolidated financial statements.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Statements of Earnings
    (unaudited) (thousands of dollars, except per share data)
    -------------------------------------------------------------------------

                                    Three months ended       Years ended
                                       December 31,          December 31,
                                   --------------------  --------------------
                                       2006       2005       2006       2005
                                   ---------  ---------  ---------  ---------
    Revenue
    Oil and natural gas
     revenues                     $ 127,902  $ 184,428  $ 533,656  $ 557,879
    Royalties                       (29,182)   (43,524)  (123,677)  (132,717)
                                   ---------  ---------  ---------  ---------
                                     98,720    140,904    409,979    425,162
                                   ---------  ---------  ---------  ---------
    Expenses
      Operating                      27,316     18,929     95,462     66,802
      Transportation                  3,214      3,118     12,564     10,858
      General and administrative      7,422      6,864     26,231     21,223
      Interest and finance charges
       (Note 7)                      15,926     10,741     54,075     34,951
      Tender costs (Note 8)               -     20,750          -     20,750
      Depletion and depreciation     37,036     31,005    143,057    105,504
      Foreign exchange (gain)
       loss (Note 9)                 22,708       (347)      (891)    (7,353)
      Accretion of asset retirement
       obligations (Note 10)            632        559      2,257      1,975
      Stock-based compensation
       (Note 12a and c)               3,616      1,649     10,488      5,903
      Risk management (gain) loss
       (Note 16a (iv))               (6,028)   (16,808)   (63,721)    19,302
                                   ---------  ---------  ---------  ---------
                                    111,842     76,460    279,522    279,915
                                   ---------  ---------  ---------  ---------
    Earnings before taxes and
     non-controlling interest       (13,122)    64,444    130,457    145,247
                                   ---------  ---------  ---------  ---------
    Income taxes (Note 15a)
      Current                            21      3,597         44      5,071
      Future                         (5,530)    21,261     (3,636)    52,317
                                   ---------  ---------  ---------  ---------
                                     (5,509)    24,858     (3,592)    57,388
                                   ---------  ---------  ---------  ---------
    Earnings before non-controlling
     interest                        (7,613)    39,586    134,049     87,859
    Non-controlling interest
     (Note 3)                         2,424      1,480      6,623      6,533
                                   ---------  ---------  ---------  ---------

    Net earnings                  $ (10,037) $  38,106  $ 127,426  $  81,326
                                   ---------  ---------  ---------  ---------
                                   ---------  ---------  ---------  ---------
    Net earnings per share
     (Note 13)
      Basic                       $   (0.08) $    0.30  $    1.00  $    0.65
                                   ---------  ---------  ---------  ---------
                                   ---------  ---------  ---------  ---------

      Diluted                     $   (0.07) $    0.28  $    0.95  $    0.62
                                   ---------  ---------  ---------  ---------
                                   ---------  ---------  ---------  ---------

    Consolidated Statements of Retained Earnings
    (unaudited) (thousands of dollars)
    -------------------------------------------------------------------------

                                    Three months ended       Years ended
                                       December 31,          December 31,
                                   --------------------  --------------------
                                       2006       2005       2006       2005
                                   ---------  ---------  ---------  ---------

    Retained earnings, beginning
     of year                      $ 495,727  $ 323,311  $ 360,719  $ 284,712
    Net earnings                    (10,037)    38,106    127,426     81,326
    Premium on redemption of
     shares (Note 11b)                 (532)      (698)    (2,987)    (5,319)
                                   ---------  ---------  ---------  ---------
    Retained earnings, end
     of year                      $ 485,158  $ 360,719  $ 485,158  $ 360,719
                                   ---------  ---------  ---------  ---------
                                   ---------  ---------  ---------  ---------

      See accompanying notes to the consolidated financial statements.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Statements of Cash Flow
    (unaudited) (thousands of dollars)
    -------------------------------------------------------------------------

                                    Three months ended       Years ended
                                       December 31,          December 31,
                                   --------------------  --------------------
                                       2006       2005       2006       2005
                                   ---------  ---------  ---------  ---------

    Operating activities
      Net earnings                $ (10,037) $  38,106  $ 127,426  $  81,326
        Amortization of deferred
         charges and other              401        743      1,996      2,190
        Tender costs                      -     20,750          -     20,750
        Depletion and depreciation   37,036     31,005    143,057    105,504
        Accretion of asset
         retirement obligations         632        559      2,257      1,975
        Unrealized foreign exchange
         (gain) loss                 22,500       (796)      (665)    (7,808)
        Future income taxes          (5,530)    21,261     (3,636)    52,317
        Unrealized risk management
         (gain) loss                  6,073    (24,759)   (27,522)    10,171
        Stock-based compensation      2,249      1,649      9,121      5,903
        Asset retirement
         expenditures                  (485)      (358)    (2,352)      (749)
        Non-controlling interest      2,424      1,480      6,623      6,533
                                   ---------  ---------  ---------  ---------
                                     55,263     89,640    256,305    278,112
      Change in non-cash working
       capital (Note 17)             23,087     11,809     18,901      8,441
                                   ---------  ---------  ---------  ---------

                                     78,350    101,449    275,206    286,553
                                   ---------  ---------  ---------  ---------
    Financing activities
      Issuance (repayment) of
       bank debt                     50,000    (82,100)   152,100    (42,100)
      Issuance of senior notes            -    353,130    174,930    353,130
      Issue costs on senior notes         -    (12,670)    (3,408)   (12,670)
      Redemption of senior notes          -   (199,973)    (7,520)  (199,973)
      Proceeds from share
       issuances, net                   598        331      4,672     89,752
      Distributions to partner       (2,293)    (2,293)    (9,171)    (9,172)
      Redemption of common shares      (635)      (790)    (3,433)    (6,118)
      Change in non-cash working
       capital (Note 17)             (8,092)    (6,679)     1,278     (1,829)
                                   ---------  ---------  ---------  ---------

                                     39,578     48,956    309,448    171,020
                                   ---------  ---------  ---------  ---------

    Investing activities
      Property and equipment
       additions                    (88,453)  (161,186)  (490,429)  (484,213)
      Property acquisitions          (3,603)   (11,376)   (34,444)   (28,575)
      Property dispositions               -          -      1,350          -
      Change in non-cash working
       capital (Note 17)            (35,636)    14,211    (57,853)    54,101
                                   ---------  ---------  ---------  ---------

                                   (127,692)  (158,351)  (581,376)  (458,687)
                                   ---------  ---------  ---------  ---------

    Change in cash                   (9,764)    (7,946)     3,278     (1,114)

    Cash, beginning of year          21,996     16,900      8,954     10,068
                                   ---------  ---------  ---------  ---------

    Cash, end of year            $   12,232  $   8,954  $  12,232  $   8,954
                                   ---------  ---------  ---------  ---------
                                   ---------  ---------  ---------  ---------

      See accompanying notes to the consolidated financial statements.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Notes to the Consolidated Financial Statements
    December 31, 2006
    (unaudited)
    (Tabular amounts in thousands of dollars, unless otherwise stated)
    -------------------------------------------------------------------------

    1.  Significant accounting policies

        Compton Petroleum Corporation (the "Company" or "Compton") is in the
        business of the exploration for and production of petroleum and natural gas reserves in the Western Canada Sedimentary Basin.

    a)  Basis of presentation

        The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada within the framework of the accounting policies summarized below.

        The consolidated financial statements include the accounts of the
        Company and its wholly owned subsidiaries. The consolidated financial statements also include the accounts of Mazeppa Processing
        Partnership in accordance with Accounting Guideline 15 ("AcG-15")
        "Consolidation of Variable Interest Entities", as outlined in Note 3.

        All amounts are presented in Canadian dollars unless otherwise stated.

    b)  Measurement uncertainty

        The timely preparation of financial statements requires that
        Management make estimates and assumptions and use judgment regarding assets, liabilities, revenues, and expenses. Such estimates relate primarily to transactions and events that have not settled as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

        Amounts recorded for depletion and depreciation, and amounts used in impairment test calculations are based upon estimates of petroleum and natural gas reserves and future costs to develop those reserves.
        By their nature, these estimates of reserves, costs, and related future cash flows are subject to uncertainty, and the impact on the consolidated financial statements of future periods could be material.

        The calculation of asset retirement obligations includes estimates of the ultimate settlement amounts, inflation factors, credit adjusted discount rates, and timing of settlement. The impact of future revisions to these assumptions on the consolidated financial statements of future periods could be material.

        The values of pension assets and obligations and the amount of pension costs charged to net earnings depend on certain actuarial and economic assumptions which by their nature are subject to measurement uncertainty.

    c)  Property and equipment

        i)   Capitalized costs

             The Company follows the full cost method of accounting for its petroleum and natural gas operations within one Canadian cost centre. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisition costs, geological and geophysical expenses, costs of drilling both producing and non-producing wells, production facilities, future asset
             retirement costs, and certain general and administrative
             expenses directly related to exploration and development
             activities.

             Proceeds from the sale of properties are applied against
             capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion and depreciation.

             Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are
             capitalized. Maintenance and repairs, other than major
             turnaround costs, are expensed as incurred. Major turnaround costs are included in property and equipment when incurred and charged to depletion and depreciation in the consolidated
             statement of earnings over the estimated period of time to the next scheduled turnaround.

        ii)  Depletion and depreciation

             Depletion and depreciation of property and equipment is provided using the unit-of-production method based upon estimated proved petroleum and natural gas reserves. The costs of significant undeveloped properties are excluded from costs subject to
             depletion until it is determined whether or not proved reserves are attributable to the properties or impairment has occurred.
             Estimated future costs to be incurred in developing proved reserves are included and estimated salvage values are excluded in costs subject to depletion. For depletion and depreciation purposes, relative volumes of natural gas production and
             reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

             Depreciation of certain midstream facilities is provided for on a straight line basis over 30 years and depreciation of office equipment is provided for on a declining balance basis which ranges from 20% to 30% per year.

        iii) Impairment test

             At each reporting period the Company performs an impairment test to determine the recoverability of capitalized costs associated with reserves. An impairment loss is recognized when the
             carrying amount of a cost centre exceeds its fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves plus the costs of unproved properties. If the sum of the cash flows is less than the carrying amount, the impairment loss is limited to the amount by which the carrying amount exceeds the sum of the fair value of discounted proved and probable reserves and the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

        iv)  Asset retirement obligations

             The Company recognizes the fair value of estimated asset
             retirement obligations on the consolidated balance sheet when a reasonable estimate of fair value can be made. Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as well sites, pipelines, and facilities. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of
             undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

             Asset retirement costs are amortized using the
             unit-of-production method and are included in depletion and depreciation in the consolidated statement of earnings.
             Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion of asset retirement obligations in the consolidated statement of earnings.

             Actual expenditures incurred are charged against the accumulated obligation.

        v)   Inventories

             Physical inventory held for exploration, development, and
             operating activities is included in property and equipment and is valued at cost.

    d)  Goodwill

        Goodwill is recorded on a corporate acquisition when the purchase price is in excess of the fair values assigned to assets acquired and liabilities assumed. Goodwill is not amortized and an impairment test is performed at least annually to evaluate the carrying value. To assess impairment, the fair value of the consolidated entity, excluding the Mazeppa Processing Partnership, is determined and compared to the carrying value. If the fair value is less than the carrying value then a second test is performed to determine the amount of the impairment. Any loss recognized is equal to the difference between the implied fair value and the carrying value of the goodwill.

    e)  Financial instruments and derivatives

        Financial instruments consist mainly of cash, accounts receivable, other current assets, accounts payable, and long-term debt. The
        Company uses derivative financial instruments for non-trading purposes to manage fluctuations in commodity prices, foreign currency exchange rates, and interest rates as outlined in Note 16. The
        Company has elected not to designate any of its current risk management activities as accounting hedges and accounts for all derivative financial instruments using the mark-to-market accounting method.

    f)  Joint operations

        Certain petroleum and natural gas activities are conducted jointly with others. These consolidated financial statements reflect only the
        Company's proportionate interest in such activities.

    g)  Earnings per share amounts

        The Company uses the treasury stock method to determine the dilutive effect of stock options. This method assumes that proceeds received from the exercise of in-the-money stock options are used to repurchase common shares at the average market price for the period.
        Basic net earnings per common share are determined by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by giving effect to the potential dilution that would occur if stock options were exercised.

    h)  Income taxes

        Income taxes are recorded using the liability method of accounting.
        Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates. Changes in income tax rates that are substantively enacted are reflected in the period the change occurs.

    i)  Revenue recognition

        Revenue associated with the production and sale of crude oil, natural gas, and natural gas liquids owned by the Company is recognized when title passes to the customer and delivery has taken place. Revenue as reported, represents the Company's share and is presented before royalty payments to governments and other mineral interest owners.
        Other revenue is recognized in the period that the service is provided to the customer.

    j)  Stock-based compensation plan

        The Company records compensation expense in the consolidated statements of earnings for stock options granted to Directors,
        Officers, and employees using the fair-value method. Compensation costs are recognized over the vesting period and the fair values are determined using the Black-Scholes option pricing model.

        The Company also has an employee stock savings plan. The
        contributions are recorded as compensation expense as incurred.

    k)  Deferred financing charges

        Financing costs related to the issuance of senior term notes are deferred and are amortized over the term of the notes on a straight-
        line basis. If the notes are retired, in whole or in part, prior to maturity, a pro-rata share of the unamortized balance is expensed in the consolidated statement of earnings.

    l)  Foreign currency translation

        Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into Canadian dollars at the period-end exchange rate, with any resulting gain or loss recorded in the consolidated statement of earnings.

    m)  Dividend policy

        The Company has neither declared nor paid any dividends on its common shares. The Company intends to retain its earnings to finance growth and expand its operations and does not anticipate paying any dividends on its common shares in the foreseeable future.

    n)  Defined benefit pension plan

        The Company accrues for obligations under a defined benefit pension plan and the related costs, net of plan assets for employees of
        Mazeppa Processing Partnership. The cost of the pension is actuarially determined using the projected benefit method based on length of service and reflects Management's best estimate of expected plan investment performance, salary escalation, and retirement age of employees.

    o)  Recent accounting pronouncements

        In 2005, the Canadian Institute of Chartered Accountants ("CICA")
        issued three new accounting standards: Handbook Section 1530,
        "Comprehensive Income", Handbook Section 3855, "Financial Instruments
        - Recognition and Measurement", and Handbook Section 3865, "Hedges".
        The new standards introduce the Consolidated Statement of
        Comprehensive Income which is used to temporarily provide for gains and losses including foreign currency translation adjustments and other amounts arising from changes in fair value until they are realized and recorded in net earnings. As well, all financial instruments, including derivatives, are to be included in the
        Company's consolidated balance sheet and measured at fair value. In certain situations assets that are classified as held to maturity will continue to be measured at cost. The new standards also include further clarification on the application of hedge accounting which will have no impact on the Company's financial statements which currently reflect mark-to-market accounting for derivative instruments. These new standards are effective for fiscal years beginning on or after October 1, 2006 and early adoption is permitted. The Company has assessed the impact of these new accounting standards on the consolidated financial statements at
        January 1, 2007 and has determined that:

        - The balance in deferred financing charges will no longer be disclosed separately but will be netted against the corresponding senior term notes.

        - The presentation of accumulated other comprehensive income will be similar to the presentation of United States accounting principles and reporting included in Note 20.

        - The measurement and recording of financial instruments at fair value will not have a material impact on the Company's consolidated financial statements.

        In July 2006, the CICA replaced Handbook Section 1506, "Accounting
        Changes" with a new Section 1506, "Accounting Changes" to
        substantially harmonize with International Accounting Standards for the accounting and disclosure of changes in accounting estimates and errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. In addition, voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information. New disclosure is required for changes in accounting policies, changes in accounting estimates and correction of errors. The standard is effective for fiscal years beginning on or after January 1, 2007. The Company does not expect the application of this revised standard to have a material impact on the consolidated financial statements.

        In December 2006, the CICA issued two new accounting standards:
        Handbook Section 3862, "Financial Instruments - Disclosures" and
        Section 3863, "Financial Instruments - Presentation". These new
        standards will require increased disclosure of financial instruments with particular emphasis on the risks associated with recognized and unrecognized financial instruments and how those risks are managed.
        The standards are effective for fiscal years beginning on or after
        October 1, 2007 and the Company is currently assessing the impact on the consolidated financial statements.

        In December 2006, the CICA issued a new accounting standard: Handbook
        Section 1535, "Capital Disclosures", requiring disclosure of information about an entity's capital and the objectives, policies, and processes for managing capital. The standard is effective for fiscal years beginning on or after October 1, 2007 and the Company is currently assessing the impact on the consolidated financial statements.

    p)  Reclassification

        Certain amounts disclosed for prior years have been reclassified to conform with current period presentation.

    2.  Business combinations

    On April 12, 2004 and November 15, 2004, respectively, the Company acquired 100% of the issued and outstanding shares of Redwood Energy,
    Ltd. and Mayfair Energy Ltd. for total cash consideration of
    $12.1 million plus the assumption of $12.1 million of debt. Both entities were independent exploration and production companies with operations in the Company's core areas.

    The business combinations have been accounted for using the purchase method with results of operations included in the consolidated financial statements from the date of acquisition. Goodwill recognized on these transactions amounted to $7.9 million.

    During the year ended December 31, 2004, both companies were wound up into Compton Petroleum Corporation and dissolved.

    3.  Non-controlling interest

    Mazeppa Processing Partnership ("MPP" or "the Partnership") is a limited partnership organized under the laws of the province of Alberta and owns certain midstream facilities, including gas plants and pipelines in
    Southern Alberta. The Company processes a significant portion of its production from the area through these facilities pursuant to a processing agreement with MPP. The Company does not have an ownership position in MPP, however, the Company, through a management agreement, manages the activities of MPP and is considered to be the primary beneficiary of MPP's operations. Pursuant to AcG-15, these consolidated financial statements include the assets, liabilities, and operations of the Partnership. Equity in the Partnership, attributable to the partners of MPP, is recorded on consolidation as a non-controlling interest and is comprised of the following:

    As at December 31,                                    2006          2005
                                                   ------------  ------------

    Non-controlling interest, beginning of year     $   68,898    $   71,537
      Earnings attributable to
       non-controlling interest                          6,623         6,533
      Distributions to limited partner                  (9,171)       (9,172)
                                                   ------------  ------------
    Non-controlling interest, end of year           $   66,350    $   68,898
                                                   ------------  ------------
                                                   ------------  ------------

    Commencing May 1, 2004, pursuant to the terms of a processing agreement between Compton and MPP, Compton pays a monthly fee to MPP for the transportation and processing of natural gas through the MPP owned facilities. The fee is comprised of a fixed base fee of $764 thousand per month plus MPP operating costs, net of third party revenues. These amounts are eliminated from revenues and expenses on consolidation.

    The processing agreement has a five year term ending April 1, 2009, at which time Compton may renew the agreement under terms determined at that time or purchase the Partnership units for the predetermined amount of
    $55 million, deemed to be fair value. In the event that the Company does not renew the processing agreement nor exercise the purchase option, the
    Limited Partner may dispose of the Partnership units to an independent third party.

    MPP has guaranteed payment of certain obligations of its limited partner under a credit agreement between the limited partner and a syndicate of lenders. The maximum liability of the Partnership under the guarantee is limited to amounts due and payable to MPP by the Company pursuant to the processing agreement. The maximum liability at December 31, 2006 was
    $21.4 million (2005 - $30.6 million) payable over the remaining term of the processing agreement. The Company has determined that its exposure to loss under these arrangements is minimal, if any.

    4.  Property and equipment

                                                      Accumulated
                                                       depletion
                                                          and
    As at December 31, 2006                 Cost     depreciation     Net
                                       ------------  ------------ -----------

    Exploration and development costs   $1,931,594    $(482,524)  $1,449,070
    Production equipment and
     processing facilities                 582,705      (77,863)     504,842
    Inventory                                6,818            -        6,818
    Future asset retirement costs           17,128       (4,906)      12,222
    Office equipment                         9,359       (5,249)       4,110
                                       ------------  ------------ -----------
                                        $2,547,604    $(570,542)  $1,977,062
                                       ------------  ------------ -----------
                                       ------------  ------------ -----------

                                                      Accumulated
                                                       depletion
                                                          and
    As at December 31, 2005                 Cost     depreciation     Net
                                       ------------  ------------ -----------
    Exploration and development costs   $1,553,543    $(366,902)  $1,186,641
    Production equipment and
     processing facilities                 436,948      (52,771)     384,177
    Inventory                                6,469            -        6,469
    Future asset retirement costs           10,365       (3,771)       6,594
    Office equipment                         7,641       (4,151)       3,490
                                       ------------  ------------ -----------
                                        $2,014,966    $(427,595)  $1,587,371
                                       ------------  ------------ -----------
                                       ------------  ------------ -----------

    At December 31, 2006, $9.6 million (2005 - $11.1 million) relating to employee salaries, insurance costs and overhead recoveries determined in accordance with industry procedures were capitalized.

    As at December 31, 2006, future capital expenditures of $329.7 million
    (2005 - $192.9 million, 2004 - $89.1 million), as estimated by independent reserve engineers, relating to the development of proved reserves have been included in costs subject to depletion. The estimated salvage value of production equipment and processing facilities at
    December 31, 2006 was $120.1 million (2005 - $108.6 million, 2004 -
    $81.0 million) and was excluded from costs subject to depletion.
    Undeveloped properties with a cost at December 31, 2006 of $202.9 million
    (2005 - $251.3 million, 2004 - $187.8 million) included in exploration and development costs, have not been subject to depletion.

    The prices used in the evaluation of the carrying value of the Company's reserves for the purposes of the impairment test are:

                                          Natural
    As at December 31, 2006                 gas           Oil         NGL
                                       ------------  ------------ -----------
                                         $ per mcf     $ per bbl   $ per bbl

    2007                                      7.77        63.95        60.66
    2008                                      8.27        65.20        60.10
    2009                                      8.19        62.83        58.37
    2010                                      8.18        60.37        56.69
    2011                                      8.37        58.72        55.21
    Approximate % increase thereafter         2.0%         2.0%         2.0%

    5.  Credit facilities

    As at December 31,                                    2006          2005
                                                   ------------  ------------

    Authorized                                      $  500,000    $  289,000
                                                   ------------  ------------
                                                   ------------  ------------

    Prime rate                                      $   35,000    $   22,900
    Bankers' Acceptance                                295,000       155,000
                                                   ------------  ------------

    Utilized                                        $  330,000    $  177,900
                                                   ------------  ------------
                                                   ------------  ------------

    As at December 31, 2006, the Company had arranged authorized senior credit facilities with a syndicate of banks in the amount of
    $500 million. Advances under the facilities can be drawn and currently bear interest as follows:

        Prime rate plus 0.75%
        Bankers' Acceptance rate plus 1.75%
        LIBOR rate plus 1.75%

    Margins are determined based on the ratio of total consolidated debt to consolidated cash flow. The facilities reach term on July 4, 2007 and, if not renewed, will mature 366 days later on July 5, 2008.

    The senior credit facilities are secured by a first fixed and floating charge debenture in the amount of $1.0 billion covering all the Company's assets and undertakings.

    6.  Senior term notes

    As at December 31,                                    2006          2005
                                                   ------------  ------------
    Senior term notes
      US$450 million, 7.625% due December 1, 2013   $  524,385    $  349,770
      US$6.75 million, 9.90% due May 15, 2009                -         7,870
                                                   ------------  ------------
                                                    $  524,385    $  357,640
                                                   ------------  ------------
                                                   ------------  ------------

    On April 4, 2006, the Company issued an additional U.S.$150 million
    7.625% senior term notes due 2013 under the same terms and conditions as the 7.625% notes outstanding at December 31, 2005. The proceeds from the issue of the notes were used to repay a portion of the debt outstanding under the Company's senior credit facilities. The Company also used a portion of the proceeds to redeem the balance of the U.S.$6.75 million
    9.90% senior notes on May 16, 2006, being the first call date, at
    104.95%.

    In November 2005, the Company and a wholly owned subsidiary of the
    Company completed a tender offer and consent solicitation to amend the
    Indenture relating to the 9.9% notes. The Company and a wholly owned subsidiary paid 107.195% plus accrued and unpaid interest for the U.S.
    158.25 million 9.9% notes tendered by the note holders. Information related to the tender costs can be found in note 8.

    The 7.625% notes are not redeemable by the Company prior to December 1,
    2009, except in limited circumstances. After that time, they can be redeemed in whole or part, at the rates indicated below:

        December 1, 2009                   103.813%
        December 1, 2010                   101.906%
        December 1, 2011 and thereafter    100.000%

    The senior term notes are subordinate to the Company's senior credit facilities.

    7.  Interest and finance charges

    Amounts charged to expense during the year ended are as follows:

    Years ended December 31,                  2006         2005         2004
                                       ------------  ------------ -----------
    Interest on bank debt, net          $   15,356   $   11,520   $    9,662
    Interest on senior term notes           35,880       20,912       21,281
    Finance charges                          2,839        2,519        2,790
                                       ------------  ------------ -----------

    Total                               $   54,075   $   34,951   $   33,733
                                       ------------  ------------ -----------
                                       ------------  ------------ -----------

    Finance charges include the amortization of deferred charges and other current year expenses.

    The effective interest rate on bank debt at December 31, 2006 was 5.6%
    (2005 - 4.2%).

    8.  Deferred financing charges and other

    The following table presents the reconciliation of the beginning and ending aggregate carrying amount of deferred financing charges associated with the issue of senior term notes:

    Years ended December 31,                              2006          2005
                                                   ------------  ------------
    Deferred financing charges and other,
     beginning of year                              $   12,841    $    9,729
      Issue costs on 7.625% Senior Notes                 3,408        12,670
      Pro-rata reduction on repayment of 9.90%
       Senior Notes                                       (293)       (7,053)
      Amortization expense                              (1,905)       (2,119)
      Other                                                 93          (386)
                                                   ------------  ------------
    Deferred financing charges and other,
     end of year                                    $   14,144    $   12,841
                                                   ------------  ------------
                                                   ------------  ------------

    Costs incurred on the tender for the 9.90% senior term notes in 2005 were as follows:

                                                                        2005
                                                                 ------------
    Premium payment                                               $    7,814
    Consent solicitation fee                                           5,883
    Pro-rata reduction of deferred financing charges on repayment
     of 9.90% Senior Notes                                             7,053
                                                                 ------------

    Total                                                         $   20,750
                                                                 ------------
                                                                 ------------

    The balance of the 9.9% senior notes were purchased in 2006 pursuant to a call option provision and no additional tender costs were incurred.

    9. Foreign exchange (gain) loss

    Amounts charged to foreign exchange (gain) loss during the year ended were as follows:

    Years ended December 31,                  2006         2005         2004
                                       ------------  ------------ -----------

    Foreign exchange gain on
     translation of US$ debt            $     (665)  $   (7,808)  $  (14,652)
    Other foreign exchange (gain) loss        (226)         455           21
                                       ------------  ------------ -----------

    Total                               $     (891)  $   (7,353)  $  (14,631)
                                       ------------  ------------ -----------
                                       ------------  ------------ -----------

    10. Asset retirement obligations

    The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and natural gas assets:

    As at December 31,                                    2006          2005
                                                   ------------  ------------
    Asset retirement obligations, beginning of year $   20,770    $   18,006
    Liabilities incurred                                 7,031         5,218
    Liabilities settled and disposed                      (267)       (1,275)
    Accretion expense                                    2,257         1,975
    Revision of estimates                                    -        (3,154)
                                                   ------------  ------------

    Asset retirement obligations, end of year       $   29,791    $   20,770
                                                   ------------  ------------
                                                   ------------  ------------

    The total undiscounted amount of estimated cash flows required to settle the obligations was $233.0 million (2005 - $185.8 million), which has been discounted using a credit-adjusted risk free rate of 10.6% (2005 -
    10.7%). The majority of these obligations are not expected to be settled for several years or decades into the future. Settlements will be funded from general Company resources at the time of retirement and removal.

    11. Capital stock

    a)  Authorized
        The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

    b)  Issued and outstanding

        As at December 31,                2006                  2005
                                  --------------------  ---------------------
                                     Number                Number
                                         of                    of
                                     Shares     Amount     Shares     Amount
                                  ---------  ---------  ---------  ----------
                                      (000s)                (000s)
        Common shares outstanding,
         beginning of year          127,263  $ 226,444    117,354  $ 135,526
        Shares issued for cash, net       -          -      7,500     87,294
        Shares issued under stock
         option plan                  1,489      5,993      2,926      4,424
        Shares repurchased             (249)      (445)      (517)      (800)
                                  ---------  ---------  ---------  ----------

        Common shares outstanding,
         end of year                128,503  $ 231,992    127,263  $ 226,444
                                  ---------  ---------  ---------  ----------
                                  ---------  ---------  ---------  ----------

        The Company maintains a Normal Course Issuer Bid program on an annual basis. Under the current program, the Company may purchase for cancellation up to 6,000,000 of its common shares, representing approximately 5.0% of the issued and outstanding common shares at the time the bid received regulatory approval.

        During the year, the Company purchased for cancellation 248,900 common shares at an average price of $13.79 per share (2005 - 516,600 common shares at an average price of $11.84 per share) pursuant to the normal course issuer bid. The excess of the purchase price over book value has been charged to retained earnings.

    c)  Shareholder rights plan

        The Company has a shareholder rights plan (the "Plan") to ensure all shareholders are treated fairly in the event of a take-over offer or other acquisition of control of the Company.

        Pursuant to the Plan, the Board of Directors authorized and declared the distribution of one Right in respect of each common share outstanding. In the event that an acquisition of 20% or more of the
        Company's shares is completed and the acquisition is not a permitted bid, as defined by the Plan, each Right will permit the holder to acquire common shares at a 50% discount to the market price at that time.

    12. Stock-based compensation plans

    a)  Stock option plan

        The Company has a stock option plan for employees, including
        Directors and Officers. The exercise price of each option
        approximated the market price for the common shares on the date the option was granted. Options granted under the plan before June 1,
        2003 are generally fully exercisable after four years and expire ten years after the grant date. Options granted under the plan after
        June 1, 2003 are generally fully exercisable after four years and expire five years after the grant date.

        The following tables summarize the information relating to stock options:

        As at December 31,                 2006                  2005
                                  --------------------  ---------------------
                                              Weighted              Weighted
                                              average               average
                                    Stock     exercise    Stock     exercise
                                   options     price     options     price
                                  ---------  ---------  ---------  ----------
                                    (000s)                (000s)
        Outstanding, beginning of
         year                        11,446  $    6.13     11,655  $    3.51
          Granted                     2,228  $   13.99      2,930  $   11.89
          Exercised                  (1,489) $    3.14     (2,926) $    1.32
          Cancelled                    (574) $   10.92       (213) $    8.30
                                  ---------  ---------  ---------  ----------

        Outstanding, end of year     11,611  $    7.79     11,446  $    6.13
                                  ---------  ---------  ---------  ----------
                                  ---------  ---------  ---------  ----------

        Exercisable, end of year      6,593  $    4.82      6,219  $    3.38
                                  ---------  ---------  ---------  ----------
                                  ---------  ---------  ---------  ----------

        The range of exercise prices of stock options outstanding and exercisable at December 31, 2006 is as follows:

                          Outstanding Options          Exercisable Options
                ------------------------------------ ------------------------
                                Weighted
                                average     Weighted                Weighted
    Range of      Number of    remaining    average    Number of    average
    exercise       options    contractual   exercise    options     exercise
    prices       outstanding  life (years)   price    outstanding    price
    ----------- ------------- ----------- ----------- ----------- -----------
                    (000s)                               (000s)

    $1.25 - $2.99       1,859     2.2         $ 1.76       1,859      $ 1.76
    $3.00 - $3.99       1,318     4.5         $ 3.51       1,242      $ 3.49
    $4.00 - $4.99       1,402     5.1         $ 4.28       1,310      $ 4.25
    $5.00 - $6.99         972     2.0         $ 5.86         727      $ 5.86
    $7.00 - $9.99       1,267     2.4         $ 7.61         696      $ 7.61
    $10.00 - $12.99     2,827     3.5         $11.64         660      $11.64
    $13.00 - $18.39     1,966     4.1         $14.38          99      $13.62
                ------------- ----------- ----------- ----------- -----------

                       11,611     3.5         $ 7.79       6,593      $ 4.82
                ------------- ----------- ----------- ----------- -----------
                ------------- ----------- ----------- ----------- -----------

        The Company has recorded stock-based compensation expense in the consolidated statement of earnings for stock options granted to employees, Directors, and Officers after January 1, 2003 using the fair value method.

        The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

        Years ended December 31,              2006         2005         2004
                                       ------------  ------------ -----------
        Weighted average fair value of
         options granted                $     6.90   $     5.45   $     3.70
        Risk-free interest rate               4.0%         3.6%         3.9%
        Expected life (years)                  5.0          5.0          5.0
        Expected volatility                  43.5%        43.9%        49.6%

        The following table presents the reconciliation of contributed surplus with respect to stock-based compensation:

        As at December 31,                                2006          2005
                                                   ------------  ------------

        Contributed surplus, beginning of year       $   9,173    $    3,840
        Stock-based compensation expense                 9,121         5,903
        Stock options exercised                         (1,320)         (570)
                                                   ------------  ------------

        Contributed surplus, end of year             $  16,974    $    9,173
                                                   ------------  ------------
                                                   ------------  ------------

        The Company has not recorded stock-based compensation expense in the consolidated statement of earnings related to stock options granted prior to 2003. If the Company had applied the fair value method to options granted prior to 2003, the effect would have been as follows:

        Years ended December 31,              2006         2005         2004
                                       ------------  ------------ -----------

        Reduction in net earnings       $      412   $    1,007   $    1,545
        Reduction in net earnings
         per common share - basic
         and diluted                    $     0.00   $     0.01   $     0.01

    b)  Share appreciation rights plan

        CICA Handbook section 3870 requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed share appreciation rights ("SARs"). During the years ended December 31, 2006, 2005 and 2004, there were no significant compensation costs related to the outstanding variable component of these SARs. The liability related to the variable component of these SARs amounts to $1.2 million, which is included in accounts payable as at December 31, 2006 (2005 - $1.4 million). All outstanding SARs having a variable component expire at various times through 2011.

    c)  Employee retention program

        In recognition of the shortage of qualified personnel that currently exists within the industry, the Company implemented an Employee
        Retention program in July 2006 for its existing employees, excluding
        Officers and Directors. Under the program and contingent upon various conditions present as at July 1, 2007, the Company may incur additional compensation costs to a maximum amount of $4.2 million.

        During the year ended December 31, 2006 $1.4 million has been recognized in stock-based compensation expense as a partial recognition of this potential liability. Any amount payable under the program will be paid on July 1, 2007 at which time the final amount will be fully determinable.

    13. Per share amounts

    The following table summarizes the common shares used in calculating net earnings per common share:

    Years ended December 31,                  2006         2005         2004
                                       ------------  ------------ -----------
                                             (000s)       (000s)       (000s)

    Weighted average common shares
     outstanding - basic                   127,820      125,627      117,244
    Effect of stock options                  5,806        6,040        6,789
                                       ------------  ------------ -----------

    Weighted average common shares
     outstanding - diluted                 133,626      131,667      124,033
                                       ------------  ------------ -----------
                                       ------------  ------------ -----------

    In calculating diluted earnings per common share for the year ended
    December 31, 2006, the Company excluded 1,537,100 options (2005 -
    331,800, 2004 - 288,000) as the exercise price was greater than the average market price of its common shares in those years.

    14. Defined benefit pension plan

    There are 34 employees of MPP currently enrolled in a co-sponsored, defined benefit pension plan. The Company does not have a pension plan for other employees. Information relating to the MPP retirement plan is outlined below:

    As at December 31,                                    2006          2005
                                                   ------------  ------------
    Accrued benefit obligation
      Accrued benefit obligation - beginning
       of year                                      $    7,562    $    6,110
      Current service cost                                 368           284
      Interest cost                                        387           372
      Benefits paid                                       (392)         (378)
      Actuarial (gain) loss                               (208)        1,174
                                                   ------------  ------------

      Accrued benefit obligation - end of year      $    7,717    $    7,562
                                                   ------------  ------------
                                                   ------------  ------------

    Fair value of plan assets
      Fair value of plan assets - beginning of year $    5,839    $    5,221
      Employee contributions                                82            75
      Employer contributions                               439           308
      Benefits paid                                       (392)         (378)
      Actual return on plan assets                         667           613
                                                   ------------  ------------

      Fair value of plan assets - end of year       $    6,635    $    5,839
                                                   ------------  ------------
                                                   ------------  ------------

    Accrued benefit asset
      Funded status - plan assets less than benefit
       obligation                                       (1,082)       (1,723)
      Unamortized net actuarial gain                       414           891
      Unamortized past service costs                       793           862
                                                   ------------  ------------

      Accrued benefit asset, included in deferred
       financing charges and other                   $     125    $       30
                                                   ------------  ------------
                                                   ------------  ------------

    Economic assumptions used to determine benefit obligation and periodic expense were:

    Years ended December 31,                              2006          2005
                                                   ------------  ------------

    Discount rate                                         5.0%          5.0%
    Expected rate of return on assets                     7.0%          7.0%
    Rate of compensation increase                         3.5%          3.5%
    Average remaining service period of covered
     employees                                        16 years      15 years

    Actuarial evaluations are required every three years, the next evaluation being January 1, 2009.

    Pension expense, included in MPP operating costs, is as follows:

    Years ended December 31,                              2006          2005
                                                   ------------  ------------

    Current service cost                            $      292    $      232
    Interest on accrued benefit obligation                 387           372
    Interest on assets                                    (407)         (364)
    Amortization on past service cost                       69            69
    Amortization of net actuarial loss                       9             -
                                                   ------------  ------------

    Pension expense, included in operating expense  $      350    $      309
                                                   ------------  ------------
                                                   ------------  ------------

    MPP expects to contribute $437 thousand to the plan in 2007.

    15. Income taxes

    a)  The following table reconciles income taxes calculated at the
        Canadian statutory rate with actual income taxes:

        Years ended December 31,              2006         2005         2004
                                       ------------  ------------ -----------
        Earnings before taxes and
         non-controlling interest       $  130,457   $  145,247   $  103,234
                                       ------------  ------------ -----------

        Canadian statutory rate              34.5%        37.6%        38.6%
        Expected income taxes           $   45,008   $   54,613   $   39,848
        Effect on taxes resulting from:
          Non-deductible Crown charges       2,145       15,061       17,611
          Resource allowance                (1,987)     (11,980)     (13,535)
          Non-deductible stock-based
           compensation                      3,147        2,221        1,316
          Federal capital tax                    -        1,896        2,526
          Effect of tax rate changes       (49,655)      (5,764)      (8,359)
          Non-taxable portion of
           capital items                      (115)           -       (2,831)
          Other                             (2,135)       1,341         (393)
                                       ------------  ------------ -----------

        Provision for income taxes      $   (3,592)  $   57,388   $   36,183
                                       ------------  ------------ -----------
                                       ------------  ------------ -----------

        Current
          Income taxes                  $       44   $    3,175   $      225
          Federal capital taxes                  -        1,896        2,526
          Future                            (3,636)      52,317       33,432
                                       ------------  ------------ -----------

                                        $   (3,592)  $   57,388   $   36,183
                                       ------------  ------------ -----------
                                       ------------  ------------ -----------
        Effective tax rate                   (2.8)%       39.5%        35.0%
                                       ------------  ------------ -----------
                                       ------------  ------------ -----------

        A significant portion of the Company's taxable income is generated by a partnership. Income taxes are incurred on the majority of the partnership's taxable income in the year following its inclusion in the Company's consolidated net earnings. Current income tax is dependent upon the amount of capital expenditures incurred and the method of deployment.

        During the second quarter of 2006, the Canadian Federal and Alberta governments enacted corporate tax rate reductions.

    b)  The net future income tax liability is comprised of:

        As at December 31,                                2006          2005
                                                   ------------  ------------
        Future income tax liabilities
          Property and equipment in excess of tax
           values                                   $  229,936    $  232,258
          Timing of partnership items                   83,328        93,532
          Foreign exchange gain on long-term debt        8,729        11,466
          Other                                          2,591             -
        Future income tax assets
          Attributed Canadian royalty income            (7,462)       (8,830)
          Asset retirement obligations                  (8,642)       (6,984)
          Other                                              -        (9,325)
                                                   ------------  ------------

        Net future income taxes                     $  308,480    $  312,117
                                                   ------------  ------------
                                                   ------------  ------------

        Net future income taxes                     $  308,480    $  312,117
        Current portion                                 (5,790)        2,609
                                                   ------------  ------------

        Non-current future income taxes             $  302,690    $  314,726
                                                   ------------  ------------
                                                   ------------  ------------

    16. Financial instruments

    a)  Derivative financial instruments and risk management activities

        The Company is exposed to risks from fluctuations in commodity prices, interest rates, and Canada/US currency exchange rates. The
        Company utilizes various derivative financial instruments for non-
        trading purposes to manage and mitigate its exposure to these risks.
        Effective January 1, 2004, the Company elected to account for all derivative financial instruments using the mark-to-market method.

        Risk management activities during the periods, utilizing derivative instruments, relate to commodity price hedges, foreign currency contracts and cross currency interest rate swap arrangements and are summarized below:

        i)   Commodity price hedges

        The Company enters into hedge transactions relating to crude oil and natural gas prices to mitigate volatility in commodity prices and the resulting impact on cash flow. The contracts entered into are forward transactions providing the Company with a range of prices on the commodities sold. Outstanding hedge contracts at December 31, 2006 are:

                                        Daily                        Mark-
                                       Notional        Average     to-Market
        Commodity        Term           Volume          Price        gain
        ---------        ----          --------        -------    -----------
        Natural
         gas
                                                       $8.43 -
          Collar   Nov./06 - Mar./07  38,095 mcf     $11.15/mcf   $    5,818

                                                       $6.74 -
          Collar   Apr./07 - Oct./07  28,571 mcf     $9.28/mcf         3,187
                                                                  -----------

                                                                       9,005
        Crude Oil
                                                     US$75.00 -
          Collar   Jan./07 - Dec./07  3,000 bbls     $84.55/bbl       13,620
                                                                  -----------
        Unrealized risk management gain                           $   22,625
                                                                  -----------
                                                                  -----------

        The following financial instruments were entered into subsequent to
        December 31, 2006:

        Natural gas
                                                      $7.35 -
          Collar   Apr./07 - Oct./07  14,286 mcf     $8.88/mcf

        At December 31, 2005 the mark-to-market valuation of commodity contracts resulted in a $3.2 million unrealized risk management loss.

        ii)  Deferred risk management loss

        As at January 1, 2004, the Company elected not to designate any of its risk management activities as accounting hedges and accordingly accounts for all derivative instruments using the mark-to-market method. As a result, on January 1, 2004, the Company recorded a liability and a deferred risk management loss of $10.9 million relating to then outstanding commodity hedges and the interest rate swap. During the year ended December 31, 2006, $1.6 million (2005 -
        $1.6 million) of the deferred loss was charged to earnings. The remaining balance of $4.0 million at December 31, 2006 (2005 -
        $5.6 million) relates to the interest rate swap and will be charged to earnings in annual amounts of $1.6 million until eliminated in
        2009 upon the termination of the swap contract.

        iii) Cross currency interest rate swap

        Concurrent with the issuance of 9.90% Senior Notes in 2002, the
        Company entered into interest rate swap arrangements expiring May
        2009 that convert fixed rate U.S. dollar denominated interest obligations into floating rate Canadian dollar denominated interest obligations. On purchase of the majority of the 9.90% Senior Notes in
        November 2005, the Company elected not to collapse the cross currency interest rate swap. Accordingly, the swap remains outstanding and at
        December 31, 2006, the Company valued the liability relating to future unrealized losses on the swap arrangements to be $11.4 million
        (2005 - $14.8 million) on a mark-to-market basis. The current portion of this amount at December 31, 2006 is $4.6 million (2005 -
        $4.6 million).

        iv)  Risk management (gain) loss

        Risk management (gains) and losses recognized during the periods relating to commodity prices, foreign exchange notes and the interest rate swap are summarized below:

                                                         Interest
        Year ended December 31,   Commodity    Foreign       Rate
         2006                     Contracts   Currency       Swap      Total
                                  ---------  ---------  ---------  ----------
        Unrealized
          Amortization of deferred
           loss                   $       -  $       -  $   1,642  $   1,642
          Change in fair value      (25,775)         -     (3,389)   (29,164)
                                  ---------  ---------  ---------  ----------
                                    (25,775)         -     (1,747)   (27,522)
        Realized
          Cash settlements          (39,217)    (1,405)     4,423    (36,199)
                                  ---------  ---------  ---------  ----------

        Total (gain) loss         $ (64,992) $  (1,405) $   2,676  $ (63,721)
                                  ---------  ---------  ---------  ----------
                                  ---------  ---------  ---------  ----------

        Year ended December 31,   Commodity    Foreign       Rate
         2005                     Contracts   Currency       Swap      Total
                                  ---------  ---------  ---------  ----------
        Unrealized
          Amortization of deferred
           loss                   $       -  $       -  $   1,642  $   1,642
          Change in fair value        5,136          -      3,393      8,529
                                  ---------  ---------  ---------  ----------
                                      5,136          -      5,035     10,171
        Realized
          Cash settlements            9,663          -       (532)     9,131
                                  ---------  ---------  ---------  ----------

        Total loss                $  14,799  $       -  $   4,503  $  19,302
                                  ---------  ---------  ---------  ----------
                                  ---------  ---------  ---------  ----------

        Year ended December 31,   Commodity    Foreign       Rate
         2004                     Contracts   Currency       Swap      Total
                                  ---------  ---------  ---------  ----------
        Unrealized
          Amortization of
           deferred loss          $   2,001  $       -  $   1,642  $   3,643
          Change in fair value       (3,986)         -      2,522     (1,464)
                                  ---------  ---------  ---------  ----------
                                     (1,985)         -      4,164      2,179
        Realized
          Cash settlements            9,151          -     (2,522)     6,629
                                  ---------  ---------  ---------  ----------

        Total loss                $   7,166  $       -  $   1,642  $   8,808
                                  ---------  ---------  ---------  ----------
                                  ---------  ---------  ---------  ----------

    b)  Other financial instruments and risk

        i) Credit risk management

        Accounts receivable include amounts receivable for oil and natural gas sales which are generally made to large credit worthy purchasers and amounts receivable from joint venture partners which are generally recoverable from production. Accordingly, the Company views credit risks on these amounts as low.

        The Company is exposed to losses in the event of non-performance by counter-parties to financial instruments. The Company deals with major financial institutions and believes these risks are minimal.

        ii) Fair value of financial assets and liabilities

        The carrying value of cash, accounts receivable, other current assets, current liabilities, and bank debt approximate fair value.
        The estimated fair value of senior term notes was $503.4 million as at December 31, 2006 versus the carrying amount of $524.4 million.
        Other current assets are comprised of prepaid expenses, Crown royalty deposits and marketable securities valued at cost. The fair value of the marketable securities at December 31, 2006 exceeded the cost by
        $1.3 million.

        iii) Foreign currency risk management

        The Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. Crude oil and to a certain extent natural gas prices are based upon reference prices denominated in U.S. dollars, while the majority of the Company's expenses are denominated in Canadian dollars. When appropriate, the Company enters into agreements to fix the exchange rate of Canadian dollars to U.S.
        dollars in order to manage the risk.

        On December 31, 2006, all existing foreign exchange contracts expired and the Company has not entered into any new contracts subsequent to year end.

    17. Cash flow

    Changes in non-cash working capital items increased (decreased) cash as follows:

    Years ended December 31,                  2006         2005         2004
                                       ------------  ------------ -----------

    Accounts receivable and other
     current assets                     $   24,751   $  (17,371)  $  (20,176)
    Accounts payable                       (62,425)      78,385       39,598
    Taxes payable                                -         (301)      (2,526)
                                       ------------  ------------ -----------
                                        $  (37,674)  $   60,713   $   16,896
                                       ------------  ------------ -----------
                                       ------------  ------------ -----------
    Net change in non-cash working
     capital
    Relating to:
      Operating activities              $   18,901   $    8,441   $  (12,594)
      Financing activities                   1,278       (1,829)         324
      Investing activities                 (57,853)      54,101       29,166
                                       ------------  ------------ -----------
                                        $  (37,674)  $   60,713   $   16,896
                                       ------------  ------------ -----------
                                       ------------  ------------ -----------

    Amounts paid during the year relating to interest expense and capital taxes were as follows:

    Years ended December 31,                  2006         2005         2004
                                       ------------  ------------ -----------

    Interest paid                       $   48,857   $   31,444   $   28,604
                                       ------------  ------------ -----------
                                       ------------  ------------ -----------

    Current income taxes paid           $       14   $    4,101   $    4,952
                                       ------------  ------------ -----------
                                       ------------  ------------ -----------

    18.  Commitments and contingent liabilities

    a) Commitments

       The Company has committed to certain payments over the next five years, as follows:

                                2007      2008      2009      2010      2011
                            --------- --------- --------- --------- ---------
    Operating leases        $  3,737  $  3,365  $  2,846  $      -  $      -
    Office facilities          3,509     4,923     4,800     4,800     4,800
    MPP partnership
     distributions             9,172     9,172     3,057         -         -
                            --------- --------- --------- --------- ---------

                            $ 16,418  $ 17,460  $ 10,703  $  4,800  $  4,800
                            --------- --------- --------- --------- ---------
                            --------- --------- --------- --------- ---------

    The Company has entered into a lease agreement for new office facilities commencing October 2008. Annual commitments under the lease agreement are approximately $4.8 million per year for the 10 year term.

    b)  Legal proceedings

    The Company is involved in various legal claims associated with normal operations. These claims, although unresolved at the current time, in management's opinion, are not significant and are not expected to have a material impact on the financial position or results of operations of the Company.

    19. Subsequent events

    Prior to December 31, 2006, the Company entered into transactions for the sale of certain minor non-core properties, effective at year end. The transactions closed subsequent to year end and net proceeds of
    $45.9 million from the dispositions were received. The dispositions have been recorded as at the closing dates and have not been recognized in the
    2006 financial statements.

    Further Information

    Additional information, including our Annual Information Form, is available on the Canadian Securities Administrators' System for
    Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

    CONFERENCE CALL

    Compton will be conducting a conference call and audio webcast Tuesday,
March 27, 2007 at 9:30 a.m. Mountain Standard Time (11:30 a.m. EST) to discuss the Company's 2006 fourth quarter and 2006 annual financial and operating results. To participate in the conference call, please contact the Conference
Operator at 9:20 a.m. (MST), ten minutes prior to the call.

    Conference Operator Dial-in Number: Toll-Free 1-800-732-9307
    Local Toronto: 1-416-644-3418

    Webcast URL:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1775840

    The audio replay will be available two hours after the conclusion of the conference call and will be accessible until Tuesday, April 3, 2007. Callers may dial toll-free 1-877-289-8525 and enter access code 21223944 (followed by the pound key).

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.
    >>

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: E.G. Sapieha, President & CEO, N.G. Knecht, VP
Finance & CFO, (403) 237-9400, Fax: (403) 237-9410; www.comptonpetroleum.com,
investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 06:00e 26-MAR-07